Form 10-K, Exhibit 13
period 1996-11-30
HUTTON CONAM REALTY PENSION INVESTORS
filed 1997-02-28
CIK 706120

Hutton/ConAm Realty Pension Investors

                            1996 Annual Report

                                Exhibit 13














                     Hutton/ConAm Realty Pension Investors





              Hutton/ConAm Realty Pension Investors is a New York limited partnership formed in 1984 to finance investments for certain types of residential real estate by making equity participating loans and equity convertible loans. At November 30, 1996, the Partnership's portfolio consisted of two mortgage loans secured by two apartment properties, Park View Village and Oaktree Village, and two apartment complexes, Bryn Athyn Apartments and Chaparosa Apartments, which were acquired by the Partnership on July 4, 1989 and January 31, 1992, respectively. Provided below is a comparison of average occupancy levels for the years ended November 30, 1996 and 1995.




                                                           Average Occupancy
   Property                      Location                     1996      1995
   -------------------------------------------------------------------------
   Bryn Athyn Apartments         Raleigh, North Carolina       97%       96%
   Chaparosa Apartments          Irving, Texas                 97%       97%
   Park View Village*            Winter Park, FL               97%       95%
   Oaktree Village*              Jacksonville, FL              96%       96%
   -------------------------------------------------------------------------
   *  The Partnership owns a mortgage interest in these properties.




                            Contents

                      1   Message to Investors
                      3   Financial Highlights
                      4   Financial Statements
                      7   Notes to the Financial Statements
                     14   Report of Independent Accountants
                     15   Net Asset Valuation







       Administrative Inquiries         Performance Inquiries/Form 10-Ks
       Address Changes/Transfers        First Data Investor Services Group
       Service Data Corporation         P.O. Box 1527
       2424 South 130th Circle          Boston, Massachusetts 02104-1527
       Omaha, Nebraska 68144-2596       Attn:  Financial Communications
       800-223-3464                     800-223-3464











                      Message to Investors


Presented for your review is the 1996 Annual Report for Hutton/ConAm Realty Pension Investors. In this report, we discuss general market conditions affecting the Partnership's properties and provide information on the Partnership's mortgage loan investments and future operating strategies. We have also included financial highlights of the Partnership's operating results for the year.

Cash Distributions
The Partnership paid cash distributions totaling $20 per Unit for the year ended November 30, 1996, including the fourth quarter distribution of $5.00 per Unit, which was credited to your brokerage account or sent directly to you on January 15, 1997. Since inception, the Partnership has paid distributions totaling $500.68 per original $500 Unit, including $206 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs. Given the anticipated sale of Chaparosa Apartments, as discussed below, and the corresponding decline in the Partnership's cash flow, we expect that cash distributions will be reduced in the future to reflect cash flow from the remaining investments.

Chaparosa Apartments
As previously reported, the Partnership had signed a contract to sell Chaparosa Apartments, but the prospective buyer, after evaluating the results of its due diligence, subsequently opted to exercise its right to terminate the purchase agreement. We are pleased to report, however, that the Partnership has signed a contract dated January 24, 1997 to sell the property to another unaffiliated institutional investor. The anticipated sales price is approximately $6,011,200 and the transaction is subject to the completion of a due diligence review by the buyer. While the General Partners believe that the sale will be completed, as is customary, the buyer has several opportunities to cancel the transaction during this due diligence period. Furthermore, the sales price could be adjusted during the due diligence process. Should the sale close, the General Partners intend to make a special cash distribution from the net proceeds to the limited partners shortly thereafter.

Bryn Athyn Apartments
Multi-family real estate continued to recover in 1996, with property values and apartment rents increasing in many areas of the country. In particular, the Raleigh market was one of the strongest multifamily housing markets in 1996. In Bryn Athyn's submarket, occupancy averaged approximately 96.5% as of September 1996. The improving conditions prompted a rise in new construction, and the addition of several new apartment properties to the market caused a slowdown in leasing activity towards the end of the year. There are currently three new apartment properties under construction in Bryn Athyn's submarket that will add a total of 784 units to the area. Despite the increasing competition, Bryn Athyn maintained an average occupancy level of 97% for the year and the property's rental income increased by 5.4% from the previous year. It is expected that the competitive market conditions will persist in 1997, but further economic improvement and a slowdown in new construction should prevent this area from becoming significantly overbuilt.

Mortgage Loan Investments
As discussed in previous reports, the Partnership had been in discussions with the borrower of the two mortgage loans (the "Loans") secured by Oaktree Village and Park View Village (the "Properties") regarding possible modifications of the Loans. On February 21, 1997, the Partnership executed a Letter of Intent with the borrower, whereby, the borrower's default on the Loans would be resolved. The Letter of Intent includes provisions which would allow Oaktree Village to be deeded over to the Partnership by the borrower and outlines modifications to the Park View Village mortgage that would, among other things, extend the maturity date, defer debt service payments until a capital improvement reserve account is established for Park View Village and would allow the borrower to payoff the aggregate $5.2 million unpaid balance of the first mortgage and accrued interest for $5,650,000. The Partnership has engaged an unaffiliated third party advisory firm to provide the Partnership with a fairness opinion. There can be no assurance that the provisions set forth in the Letter of Intent will ultimately be executed. We will update you on the status of the defaulted Loans in future correspondence.

General Information
As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of over 98% of the outstanding units agreed that these offers were inadequate, rejected the offer and did not tender their units. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary
We will continue our discussions with the borrower regarding the two defaulted mortgage loans secured by Oaktree Village and Park View Village in an effort to execute the terms proposed in the Letter of Intent. Additionally, we will continue to monitor market conditions to determine an opportune time to sell the Partnership's remaining properties within the next few years. Assuming these efforts are successful, we would expect to distribute the sales proceeds and subsequently dissolve the Partnership in 1998 or 1999. However, meeting this objective will be dependent upon a variety of factors, many of which are not within the Partnership's control. There can be no assurance that all the properties can be sold, that particular prices will be achieved, or that all the properties can be sold within this time frame. In the interim, we will also seek to maximize the performance of the properties and further improve their marketability and appeal. We will keep you apprised of significant developments affecting your investment in future reports.

Very truly yours,


/s/ Paul L. Abbott                    /s/ Daniel J. Epstein
Paul L. Abbott                        Daniel J. Epstein
President                             President
RPI Real Estate Services Inc.         Continental American Development, Inc.
                                      General Partner of ConAm Property
                                        Services III, Ltd.

February 28, 1997















                              Financial Highlights



Selected Financial Data
For the periods ended November 30,     1996     1995     1994     1993     1992
-------------------------------------------------------------------------------
Dollars in thousands,
except for per unit data

Total Income                        $ 4,052  $ 3,375  $ 3,230  $ 3,272  $ 3,566

Net Income                            1,698    1,189      452    1,157    1,458

Net Cash Provided by
Operating Activities                  1,929    1,880    1,733    1,768    1,971

Total Assets at Year End             21,466   21,818   22,650   23,813   23,603

Net Income per
Limited Partnership Unit*             16.58    11.55     4.30    11.45    14.54

Distributions per
Limited Partnership Unit*             20.00    20.00    18.00    10.00    10.00
-------------------------------------------------------------------------------
* 96,490 units outstanding

- Total income increased from 1995 to 1996, primarily due to a $550,000 recovery of valuation allowance in 1996 related to the Oaktree Village mortgage and to a lesser extent, higher rental income at the two wholly-owned properties.

- The increase in net income is primarily attributable to the recovery of valuation allowance and the increase in rental income, partially offset by an increase in the provision for losses in 1996.

- The increase in net cash provided by operating activities is attributable to the increase in rental income.



Cash Distributions
Per Limited Partnership Unit
                                          1996               1995
-----------------------------------------------------------------
First Quarter                          $  5.00            $  5.00
Second Quarter                            5.00               5.00
Third Quarter                             5.00               5.00
Fourth Quarter                            5.00               5.00
                                       -------            -------
Total                                  $ 20.00            $ 20.00
-----------------------------------------------------------------













Balance Sheets                                At November 30,    At November 30,
                                                        1996               1995
Assets
Investments in real estate:
 Properties                                       $5,844,128        $10,450,002
 Less accumulated depreciation                    (1,567,164)        (1,906,839)
   Mortgage loan investments                       9,675,900          9,675,900
                                                  13,952,864         18,219,063
Property held for disposition                      3,971,304                  _

Cash and cash equivalents                          1,818,059          1,979,963
Interest receivable - deferred, net of
valuation allowance of $2,145,176 in 1996
and $2,245,176 in 1995                             1,674,100          1,574,100
Other assets                                          49,827             45,360
  Total Assets                                   $21,466,154        $21,818,486


Liabilities and Partners' Capital
Liabilities:
 Distribution payable                               $507,842           $507,842
 Accounts payable and accrued expenses               263,985            269,537
     Due to general partners and affiliates           11,094             10,443
 Deferred income - loan modification fees             19,794             40,318
 Security deposits                                    72,620             66,052
  Total Liabilities                                  875,335            894,192

Partners' Capital:
 General Partners                                    274,497            277,831
 Limited Partners                                 20,316,322         20,646,463
  Total Partners' Capital                         20,590,819         20,924,294
  Total Liabilities and Partners' Capital        $21,466,154        $21,818,486




Statement of Partners' Capital
For the years ended November 30, 1996, 1995 and 1994

                                        General          Limited
                                        Partners         Partners         Total
Balance at December 1, 1993             $359,470      $22,783,756   $23,143,226
Net Income                                37,087          415,029       452,116
Cash distributions                       (91,412)      (1,736,820)   (1,828,232)
Balance at November 30, 1994            $305,145      $21,461,965   $21,767,110
Net Income                                74,254        1,114,298     1,188,552
Cash distributions                      (101,568)      (1,929,800)   (2,031,368)
Balance at November 30, 1995            $277,831      $20,646,463   $20,924,294
Net Income                                98,234        1,599,659     1,697,893
Cash distributions                      (101,568)      (1,929,800)   (2,031,368)
Balance at November 30, 1996            $274,497      $20,316,322   $20,590,819












Statements of Operations
For the years ended November 30,               1996          1995          1994

Income
Rental                                   $2,573,226    $2,431,302    $2,294,509
Mortgage Interest                           822,452       822,452       822,452
Recovery of valuation allowance             550,000             _             _
Interest and other income                    85,423       100,829        66,385
Loan origination fees                             _             _        25,670
Loan modification fees                       20,524        20,524        20,524
  Total Income                            4,051,625     3,375,107     3,229,540

Expenses
Property operating                        1,388,362     1,375,079     1,314,991
Provision for losses                        450,000       300,000       937,593
Depreciation and amortization               354,745       370,671       390,271
General and administrative                  160,625       140,805       134,569
  Total Expenses                          2,353,732     2,186,555     2,777,424
  Net Income                             $1,697,893    $1,188,552      $452,116

Net Income Allocated:
To the General Partners                    $ 98,234      $ 74,254      $ 37,087
To the Limited Partners                   1,599,659     1,114,298       415,029
                                         $1,697,893    $1,188,552      $452,116
Per limited partnership unit
(96,490 outstanding)                         $16.58        $11.55         $4.30












Statements of Cash Flows
For the years ended November 30,                   1996        1995        1994

Cash Flows From Operating Activities:
Net Income                                   $1,697,893  $1,188,552    $452,116
Adjustments to reconcile net income to
net cash provided by operating activities:
 Depreciation and amortization                  354,745     370,671     390,271
 Deferred income - loan origination fees              _           _     (25,670)
 Deferred income - loan modification fees       (20,524)    (20,524)    (20,524)
 Recovery of valuation allowance               (550,000)          _           _
 Provision for losses                           450,000     300,000     937,593

 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Interest receivable- deferred, net                  _           _      12,407
  Other assets                                   (4,467)      9,087     (18,716)
  Accounts payable and accrued expenses          (5,552)     25,033        (719)
  Due to general partners and affiliates            651         610        (375)
  Security deposits                               6,568       6,182       6,633
Net cash provided by operating activities     1,929,314   1,879,611   1,733,016

Cash Flows From Investing Activities:
Additions to real estate                        (59,850)          _    (400,803)
Net cash used for investing activities          (59,850)          _    (400,803)

Cash Flows From Financing Activities:
Distributions                                (2,031,368) (2,031,368) (1,574,311)
Net cash used for financing activities       (2,031,368) (2,031,368) (1,574,311)

Net decrease in cash and cash equivalents      (161,904)   (151,757)   (242,098)
Cash and cash equivalents,
beginning of period                           1,979,963   2,131,720   2,373,818
Cash and cash equivalents, end of period     $1,818,059  $1,979,963  $2,131,720












Notes to the Financial Statements
November 30, 1996, 1995 and 1994

1. Organization
Hutton/ConAm Realty Pension Investors (the "Partnership") was organized as a limited partnership under the laws of the State of New York pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated January 23, 1984, as amended on January 26, 1984. The Partnership was formed for the purpose of financing investments in certain types of residential real estate by making equity participating loans and equity convertible loans. The general partners of the Partnership are RPI Real Estate Services Inc., an affiliate of Lehman Brothers Inc. (see below), and ConAm Property Services III, Ltd., an affiliate of Continental American Properties, Ltd (the "General Partners"). The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson changed its name to "Lehman Brothers Inc." ("Lehman Brothers"). The transaction did not affect the ownership of the General Partners. However, the assets acquired by Smith Barney included the name "Hutton." Consequently, effective October 8, 1993, the Hutton Real Estate Services VI, Inc. General Partner changed its name to "RPI Real Estate Services Inc."

On March 15, 1996, based upon, among other things, the advice of legal counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partners adopted a resolution that states, among other things, if a change of control occurs, the General Partners may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations.

2. Significant Accounting Policies
Mortgage Loan Investments and Interest Receivable The Partnership reviews, on a periodic basis, each of the loans in its portfolio. An allowance for losses is established when the carrying value of the loan, including deferred interest, exceeds fair value (see Note 5). The fair value of the Partnership's loans are determined by independent appraisals which are performed annually and include a discounting of estimated future cash flows.

Accounting for Mortgage Loan Receivable In May 1993, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan"("FAS 114"), amended by FAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which states that a loan is considered impaired and a provision for credit losses is required if it is probable that all amounts of principal and interest due will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that collateral dependent loans are measured for impairment based on the observable market value or fair value of the collateral less estimated selling costs. The Partnership considers its mortgage loan investments collateral dependent. Effective December 1, 1995, the Partnership adopted FAS 114.

Accounting for Impairment In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long- lived assets that are expected to be disposed of. Assets held for disposition are recorded at the lessor of carrying value or fair market value less costs to sell. The Partnership adopted FAS 121 in the fourth fiscal quarter of 1995.

Real Estate Investments Real estate investments consist of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, and troubled loans, accounted for as in-substance foreclosures. Such properties are recorded at cost less accumulated depreciation. For the year ended November 30, 1996 real estate investments consisted of the Bryn Athyn Apartment complex located in Raleigh, North Carolina ("Bryn Athyn"). For the year ended November 30, 1995 real estate investments consisted of Bryn Athyn and the Chaparosa Apartment complex located in Irving, Texas ("Chaparosa").

Leases are accounted for under the operating method. Under this method, revenue is recognized as rentals are earned and expenses (including depreciation) are charged to operations when incurred. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful life of the property. Maintenance and repairs are charged to operations as incurred. Significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Property Held For Disposition During the fourth fiscal quarter of 1996 Chaparosa was reclassified to "Property held for disposition" at its net book value. Accordingly, Chaparosa will no longer be depreciated.

Loan Placement Costs Costs incurred in connection with investments are recorded as assets and amortized over the applicable loan periods. These costs have been fully amortized.

Loan Origination Fees Loan origination fees are deferred and recognized over the applicable loan periods. These costs have been fully amortized.

Loan Modification Fees Loan modification fees are deferred and recognized over the applicable extended loan periods, pursuant to the terms of the loan modification (see Note 4).

Offering Costs Costs relating to the sale of limited partnership units were deferred during the offering period and charged to the limited partners' capital accounts upon the consummation of the public offering.

Interest Income The Partnership recognizes interest income based upon terms of the respective mortgages. The mortgages require a current pay rate and had provided for the deferral of interest through the effective date of the modification (see Note 4). The continued income recognition of deferred interest is contingent upon the fair value of the underlying property exceeding the aggregate carrying value of the mortgage and applicable deferred interest.

Income Taxes No provision for income taxes has been made in the financial statements since income, losses and tax benefits are passed through to the individual partners.

Cash and Cash Equivalents Cash equivalents consist of short-term highly liquid investments which have maturities of three months or less from date of issuance. Cash and cash equivalents include security deposits of $33,070 and $33,052 at November 30, 1996 and 1995, respectively, restricted under state statutes.

Concentration of Credit Risk Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Use of Estimates The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications Certain prior year amounts have been reclassified to conform to the current year's presentation.

3. The Partnership Agreement
The Partnership Agreement provides that net distributable cash, as defined, will be distributed, 95% to the limited partners and 5% to the General Partners until each limited partner has received an amount equal to a 12% non-cumulative annual return on his adjusted capital value (as defined). The balance, if any, will be distributed 90% to the limited partners and 10% to the General Partners.

Net loss and all depreciation for any fiscal year will be allocated 99% to the limited partners and 1% to the General Partners.

Net income before depreciation will be allocated as follows:

(a) To the extent that net income before depreciation does not exceed the amount of net distributable cash distributable to the partners with respect to such fiscal year, net income before depreciation shall be allocated among the partners, pro rata in accordance with the amount of net distributable cash distributable to each partner with respect to such fiscal year to the extent thereof; and

(b) To the extent that net income before depreciation exceeds the amount of net distributable cash distributable to the partners with respect to such fiscal year, such excess shall be allocated (1) first, 100% to the General Partners, pro rata, in an amount equal to the excess, if any, of the General Partners' deficits, if any, in their capital accounts, over an amount equal to 1% of the aggregate capital contributions to the Partnership as reduced by the amount of the General Partners' capital contributions, and (2) second, 99% to the limited partners and 1% to the General Partners.

For the year ended November 30, 1996, net income before depreciation exceeded the amount of net distributable cash by $21,270. For the years ended November 30, 1995 and 1994, net income before depreciation did not exceed the amount of net distributable cash. Pursuant to the Partnership Agreement and as described in (a) above, net income before depreciation was allocated among the partners pro rata in accordance with the amount of net distributable cash distributable to each partner.

All residual proceeds will be distributed 99% to the limited partners and 1% to the General Partners until each limited partner has received an amount equal to his adjusted capital value and a 12% cumulative annual return on his adjusted capital value. The balance, if any, will be distributed 85% to the limited partners and 15% to the General Partners.

Generally, all gain from sales of investments will be allocated 99% to the limited partners and 1% to the General Partners until any negative capital account balances have been eliminated and each limited partner has received an amount equal to his adjusted capital value and an amount equal to the excess of a 12% cumulative annual return on his adjusted capital value over the amount of any net distributable cash and residual proceeds distributed to such limited partner. The balance, if any, will be allocated 85% to the limited partners and 15% to the General Partners.

4. Mortgage Loans and Investments in Real Estate
Three loans which totaled $15,525,900 were funded to an affiliate Southridge Partners I ("Southridge"), a New York limited partnership. The RPI Real Estate Services Inc. general partner in the Partnership and the GP Real Estate Services II Inc. general partner in Southridge are both wholly-owned subsidiaries of Lehman Brothers.

The first loan was funded on September 28, 1984 in the amount of $4,475,250 in connection with the purchase of Oaktree Village, a 160-unit apartment complex located in Jacksonville, Florida. The second loan was funded on October 30, 1984 in the amount of $5,850,000 in connection with the purchase of Chaparosa Apartments, a 170-unit apartment complex located in Irving, Texas. The third loan was funded on December 21, 1984 in the amount of $5,200,650 in connection with the purchase of Park View Village, a 184-unit apartment complex located in Winter Park, Florida.

On November 20, 1985, the Partnership funded an equity participating loan in the amount of $5,900,000 to Bryn Athyn Investors, Ltd., a Texas limited partnership unaffiliated with the Partnership, in connection with its purchase of Bryn Athyn, a 172-unit apartment complex located in Raleigh, North Carolina. In July 1989, the Partnership obtained ownership of the property through a foreclosure sale. As a result, Bryn Athyn is now recorded as a real estate investment rather than a mortgage loan investment on the Partnership's balance sheet.

Originally, each loan was evidenced by a promissory note bearing interest at a stated rate of 14% per annum collateralized by a first mortgage or trust deed on the property, due at the earlier of (i) 10 years from the date of funding or
(ii) sale of the property. Each of the loans was payable in fixed monthly installments of interest only at the rate of 11% per annum with the differential of 3% paid monthly out of net cash flow, if available. Any differential interest not paid monthly was to itself bear interest at the rate of 14%, compounded semi-annually and became due together with the outstanding principal upon maturity of the loan. In addition to stated interest, the Partnership would receive contingent interest on each of the Southridge loans equal to 25% of net cash flow, payable quarterly, and 30% of any appreciation in value upon the sale of the project.

In connection with the three investments in equity participating first mortgage loans, the Partnership earned loan origination fees of $465,777, representing 3% of the principal amounts loaned to Southridge. The Partnership incurred loan placement costs of $504,185 of which $465,777 was paid to the General Partners for loan placement fees.

During the first quarter of the fiscal year ended November 30, 1988, the General Partners accepted a request for modification of each of the Southridge loans submitted by the borrower. Effective April 1, 1988, stated interest was lowered from 14% to 12% and current interest was lowered from 11% to 8.5%. The additional interest of 3.5% was payable monthly from any excess cash flow calculated on a monthly basis. To the extent that stated interest exceeded monthly installments, such amounts were deferred until the maturity of the principal and accrued interest at 12% compounded semi-annually. As consideration for reducing the stated and current interest, final additional interest, as defined, was increased from 30% to 35% of appreciation in value, as defined, upon the sale of the project. All other terms and conditions remained as originally stated.

As of November 30, 1991, the Partnership reclassified its Chaparosa loan investment into an in-substance real estate investment, at its book value of approximately $4,169,017. On January 31, 1992, the Partnership obtained legal title to Chaparosa through a deed in lieu of foreclosure. As of such date, the Chaparosa real estate investment was recorded in the amount of $3,645,728 and reflects all final adjustments regarding its acquisition.

With respect to the Chaparosa mortgage loan, in November 1990, Southridge settled their litigation with the developer, general contractor and other parties associated with the project with respect to original construction defects covered under the Purchase and Development Agreement. Pursuant to the settlement agreement, the defendants were required to pay Southridge three installments aggregating $1,566,000. The first and second installments were received in November 1990 and 1991 in the amounts of $750,000 and $408,000, respectively. The final installment was received in the amount of $398,000 in 1992. The Partnership was assigned $398,000 of these proceeds from the litigation settlement as part of a deed in lieu of foreclosure transaction.

On January 24, 1997, the Partnership executed an agreement for the purchase and sale of Chaparosa with Lincoln Property Company (the "Buyer"). The estimated sales price of Chaparosa is $6,011,200 and was determined by arms length negotiations between the Partnership and the Buyer. The sale is expected to close during the second fiscal quarter of 1997. Accordingly, Chaparosa has been reclassified on the balance sheet as "Property held for disposition" at its net book value.

During the second quarter of the fiscal year ended November 30, 1993, the General Partners agreed to modify the two remaining mortgage loans (the "Loans") with Southridge retroactive to March 1, 1993. The terms of the modification provided for a three-year extension of the maturity dates through September 30, 1997 and December 31, 1997 for Oaktree Village and Park View Village, respectively. The stated interest rate on the Loans was reduced to 8.5%, with excess cash flow generated by the properties on a monthly basis through 1993 to be applied first to accrued and unpaid interest and then to principal. Beginning in 1994, excess cash flow is calculated on an annual basis. In addition, interest ceased to accrue on the cumulative deferred interest. In consideration the Partnership earned a loan modification fee equal to 2% of the original loan balance. One half of the fee, $96,759 was paid at the closing, and the other half will be due upon either the sale or refinancing of the properties to the extent there are net proceeds available after repayment of the outstanding debt balance and selling costs.

Summarized financial information pertaining to the Partnership's Mortgage Loan Investments in Oaktree Village and Park View Village for the calendar years ended December 31, 1996 and 1995 is as follows:


                                          1996               1995
Operating property, net of
accumulated depreciation         $   8,406,473      $   8,828,028

Total Assets                        10,050,987         10,327,994

Total Liabilities                   15,773,084         15,495,206

Rental Income                        2,208,530          2,101,888

Net loss                              (554,884)          (661,464)

Minimum debt service payments on the Partnership's loans have been paid entirely from cash flow from property operations as of November 30, 1996.

On January 22, 1997, the Partnership delivered notice of default to Southridge with respect to the Partnership's Loans on Park View Village and Oaktree
Village, respectively.   The Partnership indicated, among other things, that
the Loans are in default due to, without limitation, the failure of Southridge to make the payment of minimum interest due on January 1, 1997 and due to it's failure to make the required monthly deferred minimum interest payments during 1996 and the required contingent interest payments for the first three quarters of 1996 (collectively the "Current Amounts Due") as required by each of the loan documents. The Partnership has demanded payment of the Current Amounts Due from Southridge with respect to each of the Loans, however, the Partnership has not accelerated payment of the outstanding balance of the Loans.

On February 21, 1997, the General Partners executed a Letter of Intent ("LOI") with Southridge, whereby, Southridge's default status on the Loans would be resolved. The resolutions contemplated in the LOI include: (i) Southridge deeding over Oaktree Village to the Partnership; and (ii) modifying the Park View Village mortgage to reflect additional terms and conditions, including but not limited to, an extension of the maturity date of the loan, the deferral of debt service payments until a capital improvement reserve account is fully funded with an agreed upon amount, and the inclusion of a discount payoff option for Southridge during the extension period, whereby, Southridge could payoff the aggregate of the $5,200,650 face amount of the Park View Village loan and any unpaid accrued interest for $5,650,000 (the "Discount Payoff Amount"). The Partnership has engaged an unaffiliated third party advisory firm to provide the Partnership with a fairness opinion on the terms outlined in the LOI. The General Partners anticipate to finalize the terms in the LOI with a binding agreement with Southridge in the second fiscal quarter of 1997.

The General Partners pursued a settlement agreement with the Plumbing Claims Group regarding the polybutelene water pipes used in the construction of the Bryn Athyn property. The pipes, which were determined to be defective, resulted in significant leaks and required a replumbing of the entire property. The General Partners signed a settlement agreement during the third quarter of 1995 which required the Plumbing Claims Group to reimburse the Partnership for the cost of replumbing the property's interior units, up to a limit of $379,000, as well as 40% of the expense in replumbing the exterior which cost a total of $25,480. To date, the Partnership has incurred expenses totaling $396,781 for plumbing repairs and associated costs at the property of which $386,927 was reimbursed pursuant to the settlement agreement. The replumbing was completed in June of 1996.


5. Interest Receivable and Valuation Allowance
For the years ended November 30, 1995 and 1994, the Partnership provided for potential losses of $300,000 and $937,593, respectively, relating to the collection of principal and deferred interest with respect to the Oaktree Village and Park View Village loans. The above provisions were based on the fair value of the underlying properties as determined by independent appraisals.

The fair values of the Oaktree and Park View mortgage loan investments as of November 30, 1996 were $5,700,000 and $6,600,000, respectively. As a result of an increase in the fair value of Oaktree, as determined by an independent appraiser, the Partnership recorded a $550,000 recovery of valuation allowance during 1996. Additionally, the fair value of Park View increased during 1996, as determined by an independent appraiser, but the Partnership recorded a $450,000 loss provision to reflect the carrying value of the Park View loan at the Discount Payoff Amount.

The following summarizes the (recovery) provision for valuation allowance for the fiscal years ending November 30, 1996, 1995 and 1994:

                                              1996          1995          1994
Oaktree Village:  Jacksonville, Fl.
   (Recovery) provision for interest    $ (550,000)    $       _     $ 544,767
Park View Village:  Winter Park, Fl.
   Provision for interest               $  450,000     $ 300,000     $ 392,826


6. Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended November 30, 1996, 1995 and 1994, and the unpaid portion at November 30, 1996:

                                        Unpaid at
                                      November 30,              Earned
                                                       ------------------------
                                             1996      1996      1995      1994
RPI Real Estate Inc. and affiliates:
 Out-of-pocket expenses                   $     _   $ 3,520   $ 1,331   $ 1,642
ConAm and affiliates:
 Property operating salaries                    _   240,930   249,649   238,610
     Property management fees              11,094   128,970   121,781   114,884

     Total                               $ 11,094  $373,420 $ 372,761 $ 355,136


Total mortgage interest income consists of $822,452 in 1996, 1995, and 1994 earned from mortgages to Southridge.


7. Reconciliation of Financial Statement and Tax Information The following is a reconciliation of the net income for financial statement purposes to net income for federal income tax purposes for the years ended November 30, 1996, 1995 and 1994:

                                                 1996         1995         1994
-------------------------------------------------------------------------------
Net income per financial statements       $ 1,697,893  $ 1,188,552    $ 452,116
Depreciation deducted for tax purposes
   (in excess of) less than depreciation
   expense per financial statements             4,040        4,691       (2,816)
(Recovery) provision for loan losses not
   deductible for tax purposes               (100,000)     300,000      937,593
Loan origination fees, recognized
   when received for tax purposes                   _            _      (25,670)
Loan modification fees, recognized
   when received for tax purposes             (20,524)     (20,524)     (20,524)
     Taxable net income                   $ 1,581,409  $ 1,472,719  $ 1,340,699
-------------------------------------------------------------------------------

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of November 30, 1996, 1995 and 1994:

                                                   1996        1995        1994
-------------------------------------------------------------------------------
Partners' capital per financial statements $20,590,819 $20,924,294 $21,767,110 Adjustment for cumulative difference between tax basis net income and net
  income per financial statements             7,163,107   7,279,591   6,995,424
     Partners' capital per tax return       $27,753,926 $28,203,885 $28,762,534
-------------------------------------------------------------------------------


8. Distributions Paid
Cash distributions, per the statements of partners' capital, are recorded on the accrual basis, which recognize specific record dates for payments within each fiscal year. The statements of cash flows recognize actual cash distributions paid during the fiscal year. The following table discloses the annual differences as presented in the financial statements:

            Distributions                                         Distributions
               Payable        Distributions     Distributions        Payable
          Beginning of Year     Declared            Paid           November 30
-------------------------------------------------------------------------------
1996         $ 507,842        $ 2,031,368       $ 2,031,368         $ 507,842
1995           507,842          2,031,368         2,031,368           507,842
1994           253,921          1,828,232         1,574,311           507,842
-------------------------------------------------------------------------------









                Report of Independent Accountants






To the Partners of
Hutton/ConAm Realty Pension Investors:

We have audited the balance sheets of Hutton/ConAm Realty Pension Investors, a New York limited partnership, as of November 30, 1996 and 1995, and the related statements of operations, partners' capital and cash flows for each of the three years in the period ended November 30, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hutton/ConAm Realty Pension Investors, a New York limited partnership, as of November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", in 1996.


COOPERS & LYBRAND L.L.P.

Hartford, Connecticut
February 21, 1997













                       Net Asset Valuation


Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per $294 Unit at November 30, 1996 (Unaudited)

                                                                  Partnership's
                                                                       Share of
                                                                    November 30,
                                                                 1996 Appraised
Property                             Date of Acquisition               Value (1)
-------------------------------------------------------------------------------
Bryn Athyn Apartments                           07-03-89              8,100,000
Chaparosa Apartments                            01-31-92              6,000,000

Mortgage Loan Investments:
  Oaktree Village                                                     4,475,250
  Park View Village                                                   5,200,650
                                                                    -----------
                                                                     23,775,900
                                                                    -----------
Cash and cash equivalents                                             1,818,059
Interest receivable, net of valuation allowance                       1,674,100
Other assets                                                             49,827
                                                                    -----------
                                                                     27,317,886
Less:
  Total liabilities net of deferred income
  on loan and modification fees of $19,794                            (855,541)
                                                                    -----------
Partnership Net Asset Value (2)                                      26,462,345

Net Asset Value Allocated:
  Limited Partners                                                   26,197,722
  General Partners                                                      264,623
                                                                    -----------
                                                                     26,462,345
                                                                    -----------
Net Asset Value Per Unit
  (96,490 units outstanding)                                           $ 271.51
-------------------------------------------------------------------------------
(1) This represents the Partnership's share of the November 30, 1996 Appraised Values which were determined by an independent property appraisal firm.

(2) The Net Asset Value assumes a hypothetical sale of the properties underlying the Partnership's first mortgage loan investments, and the subsequent repayment of these loans by the respective borrowers, and a hypothetical sale of the Bryn Athyn Apartments and Chaparosa Apartments based upon their value as rental properties as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

The Partnership's mortgage loan investments are valued at the outstanding mortgage loan balance (principal plus accrued interest), unless the loan balance exceeds the appraised value, in which case the loan would be valued at the appraised value. As of November 30, 1996, independent appraisals of the properties underlying the Partnership's mortgage loan investments were as follows: Oaktree Village - $5,700,000 and Park View Village - $6,600,000. The mortgage loan investments of Oaktree Village and Park View Village and interest receivable, net of valuation allowance, are currently less than or equal to the current fair market values as determined by the independent appraisal firm.

Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the properties. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's properties and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuations of Units should consider all relevant factors, including, but not limited to Net Asset Value per Unit, in determining the fair market value of the investment in the Partnership for such purposes.











Schedule III - Real Estate and Accumulated Depreciation
November 30, 1996

Residential Property:                    Bryn Athyn      Chaparosa
Property Owned:                          Apartments     Apartments        Total
-------------------------------------------------------------------------------
Location                                Raleigh, NC     Irving, TX           na

Construction date                              1985           1984           na
Acquisition date                           07-14-89       11-30-91           na
Life on which depreciation
in latest income statements
is computed                                      (3)            (3)          na
Encumbrances                             $        _     $        _   $        _
Initial cost to Partnership:
     Land                                   857,669        729,145    1,586,814
     Buildings and
     improvements                         4,926,609      2,916,582    7,843,191
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements                        59,850      1,019,997    1,079,847

Gross amount at which
carried at close of period:
     Land                                $  857,669     $  729,145  $ 1,586,814
     Buildings and
     improvements                         4,986,459      3,936,579    8,923,038
                                          5,844,128      4,665,724   10,509,852

Accumulated depreciation                  1,567,164        694,420    2,261,584
-------------------------------------------------------------------------------

(1)  Aggregate cost for Federal income tax purposes is $9,325,709.
(2) The amount of accumulated depreciation for Federal income tax purposes is $2,336,009.
(3)  Buildings and improvements - 27.5 years; personal property - 7 years.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1996, 1995, and 1994 follows:


                                           1996           1995           1994
-------------------------------------------------------------------------------
Real estate investments:
Beginning of year                   $10,450,002    $10,450,002    $10,049,199
Additions                                59,850              _        400,803
End of year                         $10,509,852    $10,450,002    $10,450,002

Accumulated depreciation:
Beginning of year                    $1,906,839     $1,536,168     $1,174,141
Dispositions                            354,745        370,671        362,027
End of year                          $2,261,584     $1,906,839     $1,536,168








Schedule IV - Mortgage Loans on Real Estate
November 30, 1996

                                        Maturity         Periodic
Classification         Interest Rate        Date    Payment Terms   Prior Liens
-------------------------------------------------------------------------------
Oaktree Village
(Southridge)
Residential, Florida           8.5 %    09/30/97    Interest only             _

Park View Village
(Southridge)
Residential, Florida           8.5 %    12/31/97    Interest only             _




                                                            Principal Amount of
                                                               Loans Subject to
                        Face Amount    Carrying Amount     Delinquent Principal
Classification          of Mortgage        of Mortgage              or Interest
-------------------------------------------------------------------------------
Oaktree Village
(Southridge)
Residential, Florida   $  4,475,250       $  4,475,250              $         _


Park View Village
(Southridge)
Residential, Florida   $  5,200,650       $  5,200,650              $         _
-------------------------------------------------------------------------------
                       $  9,675,900       $  9,675,900              $         _
-------------------------------------------------------------------------------

The aggregate cost for Federal income tax purposes of the mortgage loans at November 30, 1996 is $9,675,900.

Following is a reconciliation of the carrying amount of the mortgage loans for the years ended November 30, 1996, 1995 and 1994:

                                             1996           1995           1994
Balance at beginning of period       $  9,675,900   $  9,675,900   $  9,675,900
                                                _              _              _
Balance at end of period             $  9,675,900   $  9,675,900   $  9,675,900















                       Report of Independent Accountants





Our report on the financial statements of Hutton/ConAm Realty Pension Investors, a New York limited partnership, has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of Hutton/ConAm Realty Pension Investors for the year ended November 30, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedules listed in the index of this Form 10-K.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND

Hartford, Connecticut
February 21, 1997