Form 10-K, Exhibit 13
period 1997-11-30
HUTTON CONAM REALTY PENSION INVESTORS
filed 1998-03-06
CIK 706120

Exhibit 13

                         ConAm Realty Pension Investors

                               1997 Annual Report







                         ConAm Realty Pension Investors



              ConAm Realty Pension Investors is a New York limited partnership formed in 1984 to finance investments for certain types of residential real estate by making equity participating loans and equity convertible loans. At November 30, 1997, the Partnership's portfolio consisted of an apartment property, Oaktree Village, located in Jacksonville, Florida, and a mortgage loan secured by Park View Village, an apartment property located in Winter Park, Florida. Provided below is a comparison of average occupancy levels for the years ended November 30, 1997 and 1996.




                                                     Average Occupancy
              Property              Location           1997      1996
              Park View Village*    Winter Park, FL     99%       97%
              Oaktree Village       Jacksonville, FL    93%       96%

              * The Partnership holds a mortgage interest in this property.




                                    Contents

                            1   Message to Investors
                            3   Financial Highlights
                            4   Financial Statements
                            7   Notes to the Financial Statements
                           14   Independent Auditors' Report and
                                Report of Former Independent Accountants
                           16   Net Asset Valuation







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





                              Message to Investors

1997 was an eventful year for the Partnership, with significant developments occurring with all of the Partnership's wholly-owned properties and mortgage investments. In this report, we review these developments and discuss our strategies with the Partnership's remaining two investments. We have also included an update on operations at each of the properties and financial highlights for the year.

This annual report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ from those projected in or contemplated by the forward- looking statements as a result of a number of factors, including those identified herein.

Cash Distributions
The Partnership paid cash distributions totaling $160.00 per Unit for the year ended November 30, 1997, including the fourth quarter distribution of $2.50 per Unit, which was credited to your brokerage account or sent directly to you on January 15, 1998. Since inception, the Partnership has paid distributions totaling $660.68 per original $500 Unit, including $356.00 per Unit in return of capital payments. The level of future distributions will be evaluated on a quarterly basis and will depend on the Partnership's operating results and future cash needs.

Property Sales
The Partnership completed the sales of Chaparosa and Bryn Athyn Apartments in 1997. The Partnership sold Chaparosa Apartments on August 6, 1997, and Bryn Athyn Apartments on September 22, 1997, resulting in net sales proceeds of $5,689,996 and $8,887,000 respectively. The Partnership paid a special cash distribution of $150.00 per Unit from the proceeds of both sales on October 31, 1997.

Park View Village
As reported in previous correspondence, on September 19, 1997, the Partnership and the borrower of the mortgage loan secured by Park View Village signed a definitive agreement to modify the defaulted mortgage loan. As a result, the Park View Village note was modified to provide for an extension of the maturity date to June 30, 1999, the deferral of debt service payments for the lesser of twelve months commencing January 1, 1997, or until a capital improvement reserve account is fully funded with an agreed upon amount, and the inclusion of a discounted payoff option for the borrower during the extension period. The payoff option enables the borrower to pay off the $5.2 million outstanding principal balance of the Park View Village note and any accrued interest, which totaled approximately $2.3 million at November 30, 1997, for $5.65 million. The Partnership expects that the loan modification and the temporary deferral of debt service payments will enable the borrower to maintain consistent interest payments to the Partnership in the future. In addition, although the loan was extended to June 30, 1999, the Partnership is aware that the borrower is currently attempting to refinance the loan with the Partnership, with an unaffiliated lender, to take advantage of the discounted payoff option.

Oaktree Village
As a result of the agreement signed on September 19, 1997, and to resolve the borrower's default on the loan secured by the property, Oaktree Village was deeded to the Partnership. Oaktree's appraised value as of November 30, 1997, as determined by an independent appraisal, was $6.0 million, an increase from $5.7 million a year earlier. After acquiring Oaktree Village, the Partnership completed several interior and exterior repairs, including carpet replacement and roof repairs, to increase the property's marketability and allow it to remain competitive in the market. Oaktree Village reported an average occupancy level of 93% in 1997. In 1997, the Jacksonville market experienced a significant increase in new construction and the issuance of new construction permits, partially due to its 1996 ranking as one of the fastest growing labor markets in the country. This new construction is expected to soften the market by outpacing population and job growth and will continue to affect the region for the next several months, as new units become available. While vacancy rates remained low in 1997, the use of rental concessions in the Jacksonville submarket has recently increased to attract and retain tenants in anticipation of the new competition.

The General Partner is continuing to evaluate the sale potential of Oaktree Village and other options with respect to the property. One of these options includes refinancing the loan secured by the property in order to return capital to the limited partners on a tax-free basis and lock in a
favorable fixed interest rate.   This would also potentially enhance the future
marketability of Oaktree Village, while enabling the Partnership to take advantage of possible future property appreciation. The Partnership's ability to sell the property is dependent upon a variety of factors, many of which are not within the Partnership's control. There can be no assurance that the property can be sold, that a particular price will be achieved, or that the property can be sold within a specific time frame. We will keep you apprised of our sales efforts in future correspondence.

Outlook
In the coming year, we will continue to maximize the performance of Oaktree Village. We will also monitor operations at Park View Village, and the borrower's refinancing efforts, as they affect the Partnership's mortgage loan investment. We will keep you apprised of significant developments in future reports.

Very truly yours,




/s/ Daniel J. Epstein
President
Continental American Development, Inc.
General Partner of ConAm Property
  Services III, Ltd.


March 2, 1998





                              Financial Highlights



Selected Financial Data

For the periods ended November 30, 1997 1996 1995 1994 1993 Dollars in thousands, except for per unit data
-------------------------------------------------------------------------------
Total Income                        $ 3,194  $ 4,052  $ 3,375  $ 3,230  $ 3,272
Income from Operations                  852    1,698    1,189      452    1,157
Net Income                            7,222    1,698    1,189      452    1,157
Net Cash Provided by
  Operating Activities                  544    1,929    1,880    1,733    1,768
Total Assets at Year End             12,705   21,466   21,818   22,650   23,813
Income from Operations per
  Limited partnership unit*            8.36    16.58    11.55     4.30    11.45
Net Income per
  Limited Partnership unit*           73.72    16.58    11.55     4.30    11.45
Distributions per
  Limited Partnership unit*          160.00    20.00    20.00    18.00    10.00
-------------------------------------------------------------------------------
* 96,490 units outstanding





Cash Distributions
Per Limited Partnership Unit
-------------------------------------------------------------------------------
                                           1997            1996            1995
First Quarter                            $ 2.50          $ 5.00          $ 5.00
Second Quarter                             2.50            5.00            5.00
Third Quarter                              2.50            5.00            5.00
Fourth Quarter                             2.50            5.00            5.00
Special Distribution*                    150.00               _               _
Total                                   $160.00          $20.00         $ 20.00
-------------------------------------------------------------------------------
* On October 31, 1997 the Partnership paid a special cash distribution in the amount of $150.00 per unit, from the net proceeds of the sale of Chaparosa and Bryn Athyn Apartments.

Quarterly cash distributions were reduced in 1997 due to the decrease in net cash provided by operating activities, primarily due to the sales of Chaparosa and Bryn Athyn.


Balance Sheets                                At November 30,     At November30,
                                                        1997               1996
-------------------------------------------------------------------------------
Assets Investments in real estate:
Properties:
  Land                                             1,200,000            857,669
  Buildings and Improvements                       4,800,000          4,986,459
                                                   6,000,000          5,844,128
  Less accumulated depreciation                      (27,943)        (1,567,164)
                                                   ----------------------------
                                                   5,972,057          4,276,964
  Mortgage loan investments                        5,200,650          9,675,900
                                                  11,172,707         13,952,864
  Property held for disposition                            _          3,971,304
  Cash and cash equivalents                        1,029,577          1,818,059
  Interest receivable - deferred, net of
  valuation allowance of $1,399,890 in 1997
  and $2,145,176 in 1996                             449,350          1,674,100
  Other assets                                        53,504             49,827
-------------------------------------------------------------------------------
Total Assets                                     $12,705,138        $21,466,154
-------------------------------------------------------------------------------
Liabilities and Partners' Capital
Liabilities:
  Distributions payable                             $253,921           $507,842
  Accounts payable and accrued expenses              183,988            263,985
  Due to general partners and affiliates               4,339             11,094
  Deferred income - loan modification fees               897             19,794
  Security deposits                                   33,625             72,620
-------------------------------------------------------------------------------
Total Liabilities                                    476,770            875,335
-------------------------------------------------------------------------------
Partners' Capital:
General Partners                                     186,621            274,497
Limited Partners (96,490 Units outstanding)       12,041,747         20,316,322
-------------------------------------------------------------------------------
Total Partners' Capital                           12,228,368         20,590,819
Total Liabilities and Partners' Capital          $12,705,138        $21,466,154
-------------------------------------------------------------------------------







Statements of Operations
For the years ended November 30,                 1997         1996         1995
-------------------------------------------------------------------------------
Income
 Rental                                   $ 2,244,670  $ 2,573,226  $ 2,431,302
 Mortgage interest                                  _      822,452      822,452
 Recovery of valuation allowance                    _      550,000            _
 Interest and other income                    203,285       85,423      100,829
 Loan modification fees                        18,897       20,524       20,524
                                            -----------------------------------
   Total Income                             2,466,852    4,051,625    3,375,107
-------------------------------------------------------------------------------
Expenses
 Property operating                         1,329,354    1,388,362    1,375,079
 Provision for losses                               _      450,000      300,000
 Depreciation and amortization                 70,139      354,745      370,671
 General and administrative                   215,461      160,625      140,805
                                            -----------------------------------
   Total Expenses                           1,614,954    2,353,732    2,186,555
-------------------------------------------------------------------------------
Income from operations                        851,898    1,697,893    1,188,552
 Gain on sale of properties                 6,370,490            _            _
-------------------------------------------------------------------------------
   Net Income                              $7,222,388   $1,697,893   $1,188,552
-------------------------------------------------------------------------------
Net Income Allocated:
   To the General Partners                   $109,105     $ 98,234     $ 74,254
   To the Limited Partners                  7,113,283    1,599,659    1,114,298
-------------------------------------------------------------------------------
                                           $7,222,388   $1,697,893   $1,188,552
-------------------------------------------------------------------------------
Per limited partnership unit
(96,490 Units outstanding):
   Income from operations                       $8.36       $16.58       $11.55
   Gain on sale of properties                   65.36            _            _
   Net Income                                  $73.72       $16.58       $11.55
-------------------------------------------------------------------------------







Statement of Partners' Capital
For the years ended November 30, 1997, 1996 and 1995
                                           General         Limited
                                          Partners        Partners        Total
-------------------------------------------------------------------------------
Balance at November 30, 1994              $305,145     $21,461,965  $21,767,110
Net Income                                  74,254       1,114,298    1,188,552
Distributions ($20.00 per Unit)           (101,568)     (1,929,800)  (2,031,368)
-------------------------------------------------------------------------------
Balance at November 30, 1995              $277,831     $20,646,463  $20,924,294
Net Income                                  98,234       1,599,659    1,697,893
Distributions ($20.00 per Unit)           (101,568)     (1,929,800)  (2,031,368)
-------------------------------------------------------------------------------
Balance at November 30, 1996              $274,497     $20,316,322  $20,590,819
Net Income                                 109,105       7,113,283    7,222,388
Distributions ($160.00 per Unit)          (196,981)    (15,387,858) (15,584,839)
-------------------------------------------------------------------------------
Balance at November 30, 1997              $186,221     $12,041,747  $12,228,368
-------------------------------------------------------------------------------






Statements of Cash Flows
For the years ended November 30,                 1997         1996         1995
--------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net Income                                 $7,222,388   $1,697,893   $1,188,552
Adjustments to reconcile net income
to net cash provided by operating
activities:
 Depreciation and amortization                 70,139      354,745      370,671
 Gain on sale of properties                (6,370,490)           _            _
 Deferred income - loan
   modification fees                          (18,897)     (20,524)     (20,524)
 Recovery of valuation allowance                    _     (550,000)           _
 Provision for losses                               _      450,000      300,000
 Increase (decrease) in cash arising
 from changes in operating assets
 and liabilities:
   Other assets                                (3,677)      (4,467)       9,087
   Accounts payable and accrued expenses     (310,007)      (5,552)      25,033
   Due to general partners and affiliates      (6,755)         651          610
   Security deposits                          (38,995)       6,568        6,182
                                          -------------------------------------
Net cash provided by operating activities     543,706    1,929,314    1,879,611
-------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Net proceeds from sale of properties       14,576,562            _            _
Additions to real estate                      (69,990)     (59,850)           _
                                          -------------------------------------
Net cash provided by (used for)
investing activities                       14,506,572      (59,850)           _
-------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Distributions                             (15,838,760)  (2,031,368)  (2,031,368)
                                          -------------------------------------
Net cash used for financing activities    (15,838,760)  (2,031,368)  (2,031,368)
-------------------------------------------------------------------------------
Net decrease in cash and cash equivalents    (788,482)    (161,904)    (151,757)
Cash and cash equivalents,
 beginning of period                        1,818,059    1,979,963    2,131,720
-------------------------------------------------------------------------------
Cash and cash equivalents,
 end of period                             $1,029,577   $1,818,059   $1,979,963
-------------------------------------------------------------------------------
Supplemental Disclosure of Non-Cash Investing Activities:
On September 19, 1997, the Partnership obtained legal title to Oaktree Village through a deed in lieu of foreclosure. The Oaktree Village real estate investment has been recorded at its fair value ($6,000,000) which includes the net carrying amount ($5,700,000) of its mortgage loan investment and interest receivable-deferred, net of valuation allowance ($745,286), assumed accounts payable and accrued expenses ($230,010) and settlement costs associated with the acquisition of $69,990.







Notes to the Financial Statements
November 30, 1997, 1996 and 1995

1. Organization
ConAm Realty Pension Investors, (formerly Hutton/ConAm Realty Pension Investors) (the "Partnership") was organized as a limited partnership under the laws of the State of New York pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated January 23, 1984, as amended on January 26, 1984. The Partnership was formed for the purpose of financing investments in certain types of residential real estate by making equity participating loans and equity convertible loans. The general partners of the Partnership were RPI Real Estate Services Inc. ("RPI"), an affiliate of Lehman Brothers Inc. (see below), and ConAm Property Services III, Ltd. ("CPS III"), an affiliate of Continental American Properties, Ltd (the "General Partners"). On October 8, 1997, CPS III acquired RPI's co-general partner interest in the Partnership pursuant to a Purchase Agreement between CPS III and RPI dated August 29, 1997. As a result, CPS III now serves as the sole general partner of the Partnership. In conjunction with this transaction, the name of the Partnership was changed from Hutton/ConAm Realty Pension Investors to ConAm Realty Pension Investors. The Partnership will continue until December 31, 2010 unless sooner terminated pursuant to the terms of the Partnership Agreement.

2. Significant Accounting Policies and Practices

Mortgage Loan Investments and Interest Receivable - The Partnership reviews, on a periodic basis, the loans in its portfolio. An allowance for losses is established when the carrying value of a loan, including deferred interest, exceeds its fair value (see Note 5). The fair value of the Partnership's loans are determined by independent appraisals which are performed annually and include a discounting of estimated future cash flows.

Accounting for Mortgage Loan Receivable - In May 1993, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114"), as amended by FAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which states that a loan is considered impaired and a provision for credit losses is required if it is probable that all amounts of principal and interest due will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that collateral dependent loans are measured for impairment based on the observable market value or fair value of the collateral less estimated selling costs. Effective December 1, 1995, the Partnership adopted FAS 114.

Impairment of Long-Lived Assets - Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," ("FAS 121") requires the Partnership to assess its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the real estate exceeds the fair value of the real estate.

Investments in Real Estate - Investments in real estate consist of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, and troubled loans. Such properties are recorded at fair market value at the date of foreclosure. As of November 30, 1997, real estate investments consisted of Oaktree Village, located in Jacksonville, Florida. As of November 30, 1996 real estate investments consisted of the Bryn Athyn Apartment complex located in Raleigh, North Carolina ("Bryn Athyn") and the Chaparosa Apartment complex located in Irving, Texas.

Revenue is recognized when earned and expenses (including depreciation) are recognized when incurred in accordance with generally accepted accounting principles. Leases are generally for terms of one year or less.

Depreciation is computed using the straight-line method based upon the estimated useful life of the property (27.5 years). Maintenance and repairs are charged to operations as incurred. Costs incurred for significant betterments and improvements are capitalized and depreciated over their estimated useful lives.

For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Loan Placement Costs - Costs incurred in connection with investments are recorded as assets and amortized over the applicable loan periods. These costs have been fully amortized.

Loan Modification Fees - Loan modification fees are deferred and recognized over the applicable extended loan periods, pursuant to the terms of the loan modification (see Note 4).

Interest Income - The Partnership recognizes interest income based upon terms of the respective mortgages. The Park View Village Mortgage Loan was restructured in 1997 (see Note 4) to allow deferral of debt services payments until certain events have transpired. No interest income was accrued in the current fiscal year (see Note 5).

Income Taxes - No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

Concentration of Credit Risk - Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' federally insured limits. The Partnership invests its available cash and cash equivalents with high credit quality federally insured financial institutions.

Use of Estimates - Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

3. The Partnership Agreement
The Partnership Agreement provides that net distributable cash, as defined, is to be distributed, 95% to the limited partners and 5% to the General Partners until each limited partner has received an amount equal to a 12% non-cumulative annual return on their adjusted capital value (as defined). The balance, if any, is to be distributed 90% to the limited partners and 10% to the General Partners. Effective July 1, 1997, all General Partner distributions were made solely to CPS III.

Net loss and all depreciation for any fiscal year are to be allocated 99% to the limited partners and 1% to the General Partners.

Net income before depreciation is to be allocated as follows:

(a)To the extent that net income before depreciation does not exceed the amount of net distributable cash distributable to the partners with respect to such fiscal year, net income before depreciation is to be allocated among the partners, pro rata in accordance with the amount of net distributable cash distributable to each partner with respect to such fiscal year to the extent thereof; and

(b)To the extent that net income before depreciation exceeds the amount of net distributable cash distributable to the partners with respect to such fiscal year, such excess is to be allocated (1) first, 100% to the General Partners, pro rata, in an amount equal to the excess, if any, of the General Partners' deficits, if any, in their capital accounts, over an amount equal to 1% of the aggregate capital contributions to the Partnership as reduced by the amount of the General Partners' capital contributions, and (2) second, 99% to the limited partners and 1% to the General Partners.

For the year ended November 30, 1997, net income before depreciation did not exceed the amount of net distributable cash. For the year ended November 30, 1996, net income before depreciation exceeded the amount of net distributable cash by $21,270. For the year ended November 30, 1995, net income before depreciation did not exceed the amount of net distributable cash. Pursuant to the Partnership Agreement and as described in (a) above, net income before depreciation was allocated among the partners pro rata in accordance with the amount of net distributable cash distributable to each partner.

All residual proceeds are to be distributed 99% to the limited partners and 1% to the General Partners until each limited partner has received an amount equal to their adjusted capital value and a 12% cumulative annual return on his adjusted capital value. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partners. Distributions of residual proceeds were $14,619,697 in fiscal 1997.

Generally, all gain from sales of investments is to be allocated 99% to the limited partners and 1% to the General Partners until any negative capital account balances have been eliminated and each limited partner has received an amount equal to their adjusted capital value and an amount equal to the excess of a 12% cumulative annual return on their adjusted capital value over the amount of any net distributable cash and residual proceeds distributed to such limited partner. The balance, if any, is to be allocated 85% to the limited partners and 15% to the General Partners.

4. Mortgage Loan Investments and Investments in Real Estate
Three loans which totaled $15,525,900 were funded to an affiliate, Southridge Partners I ("Southridge"), a New York limited partnership. The RPI Real Estate Services Inc. general partner in the Partnership and the GP Real Estate Services II Inc. general partner in Southridge are both wholly-owned subsidiaries of Lehman Brothers. CPS III is also an affiliate of ConAm Real Property Services Corporation, a General Partner of Southridge.

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

On November 20, 1985, the Partnership funded an equity participating loan in the amount of $5,900,000 to Bryn Athyn Investors, Ltd., a Texas limited partnership unaffiliated with the Partnership, in connection with its purchase of Bryn Athyn, a 172-unit apartment complex located in Raleigh, North Carolina. In July 1989, the Partnership obtained ownership of the property through a foreclosure sale. As a result, Bryn Athyn was recorded as a real estate investment rather than a mortgage loan investment on the Partnership's balance sheet.

On September 22, 1997, the Partnership closed the sale of the Bryn Athyn Apartments to SCA North Carolina Limited Partnership, an unaffiliated company, for net proceeds totaling $8,886,567 and a gain on sale of approximately $4.65 million.

As of November 30, 1991, the Partnership reclassified its Chaparosa loan investment into an in-substance real estate investment, at its book value of approximately $4,169,017. On January 31, 1992, the Partnership obtained legal title to Chaparosa through a deed in lieu of foreclosure. As of such date, the Chaparosa real estate investment was recorded in the amount of $3,645,728 and reflected all final adjustments regarding its acquisition.

On August 6, 1997, the Partnership closed the sale of the Chaparosa Apartments to Apple Residential Income Trust, Inc., an unaffiliated company, for net proceeds totaling $5,689,996 and a gain on sale of approximately $1.72 million.

During the second quarter of the fiscal year ended November 30, 1993, the General Partners agreed to modify the two remaining mortgage loans with Park View Village and Oaktree Village (the "Loans") with Southridge retroactive to March 1, 1993. The terms of the modification provided for a three-year extension of the maturity dates through September 30, 1997 and December 31, 1997 for Oaktree Village and Park View Village, respectively. The stated interest rate on the Loans was reduced to 8.5%, with excess cash flow generated by the properties on a monthly basis through 1993 to be applied first to accrued and unpaid interest and then to principal. Beginning in 1994, excess cash flow is calculated on an annual basis. In addition, interest ceased to accrue on the cumulative deferred interest. In consideration the Partnership earned a loan modification fee equal to 2% of the original loan balance. One half of the fee, $96,759 was paid at the closing, and the other half will be due upon either the sale or refinancing of the properties to the extent there are net proceeds available after repayment of the outstanding debt balance and selling costs.

On January 22, 1997, the Partnership delivered notice of default to Southridge with respect to the Partnership's Loans on Park View Village and Oaktree
Village, respectively.   The Partnership indicated, among other things, that
the Loans are in default due to, without limitation, the failure of Southridge to make the payment of minimum interest due on January 1, 1997 and due to its failure to make the required minimum monthly deferred interest payments during 1996 and the required contingent interest payments for the first three quarters of 1996 (collectively the "Current Amounts Due") as required by each of the loan documents. The Partnership had demanded payment of the Current Amounts Due from Southridge with respect to each of the Loans, however, the Partnership has not accelerated payment of the outstanding balance of the Loans.

On February 21, 1997, the General Partners executed a Letter of Intent ("LOI") with Southridge, whereby, Southridge's default status on the Loans would be resolved. The LOI required the borrower to deed over Oaktree Village to the Partnership and to modify the terms of the Park View Village note. On September 19, 1997, definitive agreements were signed consistent with the terms of the LOI. As a result, Oaktree Village was deeded to the Partnership. Oaktree's appraised value as of November 30, 1996, as determined by an independent appraisal, was $5.7 million. In addition, accounts payable and accrued expenses of $230,010 were assumed and settlement costs associated with the foreclosure of $69,990 were paid. During the year ended November 30, 1997, the property was appraised for $6,000,000.

The Park View Village note was modified to provide for an extension of the maturity date to June 30, 1999, the deferral of debt service payments for the lesser of twelve months commencing January 1, 1997, or until a capital improvement reserve account is fully funded with an agreed upon amount, and the inclusion of a discounted payoff option for the borrower during the extension periods. The payoff option enables the borrower to pay off the $5.2 million outstanding principal balance of the Park View Village note and any accrued interest, which totaled approximately $2.3 million at November 30, 1997, for $5.65 million. See note 5 for further discussion.

Summarized financial information pertaining to the borrower of the Partnership's Mortgage Loan Investment in Park View Village for the calendar years ended December 31, 1997 and 1996, and the Oaktree Village loan in 1996, is as follows:

                                                       1997               1996
-------------------------------------------------------------------------------
Operating property, net of
accumulated depreciation                       $  4,800,000       $  8,400,000
Total assets                                      5,100,000         10,100,000
Total liabilities                                 9,100,000         15,800,000
Rental Income                                     1,300,000          2,200,000
Net income (loss) from operations                   300,000           (560,000)
-------------------------------------------------------------------------------

5. Interest Receivable and Valuation Allowance
For the years ended November 30, 1997 and 1996, the Park View mortgage loan investment along with related interest receivable and valuation allowance are carried at the discounted payoff amount, $5,650,000. The Partnership recorded a loss provision for the year ended November 30, 1996 of $450,000 to reduce the net carrying amount of the mortgage loan investment to the discount payoff amount of $5,650,000 ($5,200,650 of principal and $449,350 of interest receivable).

For the years ended November 30, 1997 and 1996, the Oaktree mortgage loan investment, along with related interest receivable and valuation allowance are carried at $0 and $4,475,250, respectively. For the year ended November 30, 1996, as a result of the increase in the fair value of Oaktree Village, as determined by an independent appraiser, the Partnership recorded a $550,000 recovery of the valuation allowance.

Effective December 1, 1996, the mortgage loan investments were placed on a non-accrual status, whereby the accrual of interest was discontinued. During fiscal 1997, interest income on the mortgage loan investments of $727,353 was not accrued.

The following summarizes the (recovery) provision for valuation allowance for the fiscal years ending November 30, 1997, 1996 and 1995:

                                           1997            1996            1995
-------------------------------------------------------------------------------
Balance - beginning of period        $2,145,176      $2,245,176      $1,945,176
Provision for interest income                 _         450,000         300,000
Recovery of valuation allowance               _        (550,000)              _
Charge-off related to Oaktree
 Village foreclosure                   (745,286)              _               _
Balance - end of period              $1,399,890      $2,145,176      $2,245,176
-------------------------------------------------------------------------------

6.  Fair Value of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments, " requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, distributions payable, accounts payable and accrued expenses, due to general partners and affiliates and security deposits are reasonable estimates of other fair values due to the short-term nature of those instruments.

The combined carrying amount of the mortgage loan investment and the interest receivable-deferred, net of valuation allowance is equal to the fair value of the Park View Village property, which collateralizes the loan, as determined by an independent property appraisal firm.


7. Transactions with Related Parties
The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended November 30, 1997, 1996 and 1995, and the unpaid portion at November 30, 1997:

                                        Earned and
                                         Unpaid at
                                       November 30,             Earned
                                           1997        1997      1996      1995
RPI Real Estate Inc. and affiliates:

Out-of-pocket expenses                  $ 4,339     $ 2,067    $3,520   $ 1,331

ConAm and affiliates:

Property operating salaries                   _     221,468   240,930   249,649

Property management fees                      _     115,451   128,970   121,781

   Total                                $ 4,339    $338,986  $373,420  $372,761

Total mortgage interest income consisted of $822,452 in 1996 and 1995, earned from mortgages to Southridge. No mortgage interest income was accrued in 1997. See further discussion in Note 5.

8. Reconciliation of Financial Statement and Tax Information
The following is a reconciliation of the net income for financial statement purposes to net income for federal income tax purposes for the years ended November 30, 1997, 1996 and 1995:

                                                1997         1996         1995
------------------------------------------------------------------------------
Net income per financial statements      $ 7,222,388  $ 1,697,893  $ 1,188,552
Depreciation deducted for tax purposes
 (in excess of) less than depreciation
  expense per financial statements          (214,088)       4,040        4,691
Gain on sale of Bryn Athyn and Chaparosa
  Apartments per financial statements in
  excess of gain for tax purposes           (218,940)           _            _
Loss on foreclosure on Oaktree Village
  Apartments for tax purposes in excess
  of loss per financial statements          (149,472)           _            _
(Recovery) provision for loan losses not
  deductible for tax purposes                      _     (100,000)     300,000
Loan modification fees, recognized
  when received for tax purposes              (8,897)     (20,524)     (20,524)
                                         -------------------------------------
     Taxable net income (unaudited)      $ 6,630,991  $ 1,581,409  $ 1,472,719
------------------------------------------------------------------------------

The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of November 30, 1997, 1996 and 1995:

                                                   1997        1996        1995
-------------------------------------------------------------------------------
Partners' capital per financial statements $12,228,368 $20,590,819 $20,924,294 Adjustment for cumulative difference between tax basis net income and net
  income per financial statements             6,561,710   7,163,107   7,279,591
                                            -----------------------------------
Partners' capital per tax
  return (unaudited)                        $18,790,078 $27,753,926 $28,203,885
-------------------------------------------------------------------------------

At November 30, 1997, the tax basis of the Partnership's assets was $19,265,951, and the tax basis of the Partnership's liabilities was $475,873.

9. Distributions Paid
Distributions, per the statements of partners' capital, are recorded on the accrual basis, which recognize specific record dates for payments within each fiscal year. The statements of cash flows recognize actual cash distributions paid during the fiscal year. The following table discloses the annual differences as presented in the financial statements:

            Distributions                                        Distributions
               Payable         Distributions    Distributions       Payable
           Beginning of Year      Declared          Paid          November 30,
-------------------------------------------------------------------------------
1997         $ 507,842          $15,584,839     $15,838,760        $ 253,921
1996           507,842            2,031,368       2,031,368          507,842
1995           507,842            2,031,368       2,031,368          507,842
-------------------------------------------------------------------------------







                          Independent Auditors' Report








The General Partner
ConAm Realty Pension Investors:


We have audited the accompanying balance sheet of ConAm Realty Pension Investors (a New York limited partnership) (formerly Hutton/ConAm Realty Pension Investors) as of November 30, 1997, and the related statements of operations, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material misstatement.   An audit  includes  examining, on a test basis,
evidence  supporting the  amounts  and  disclosures in the financial
statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Pension Investors as of November 30, 1997, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                                KPMG Peat Marwick LLP


San Diego, California
February 20, 1998







                    Report of Former Independent Accountants






To the Partners of
ConAm Realty Pension Investors.:

We have audited the balance sheet of ConAm Realty Pension Investors (formerly Hutton/ConAm Realty Pension Investors), a New York limited partnership as of November 30, 1996 and the related statements of operations, partners' capital and cash flows for each of the two years in the period ended November 30, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Pension Investors, a New York limited partnership, as of November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the two years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Partnership adopted the provisions of Statements of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", in 1996.

COOPERS & LYBRAND L.L.P.



Hartford, Connecticut
February 14, 1997







                              Net Asset Valuation


Comparison of Acquisition Costs to Appraised Value and Determination of Net Asset Value Per Unit at November 30, 1997 (Unaudited)

                                                              Partnership's
                                                                   Share of
                                                                November 30,
                                                             1997 Appraised
Property                            Date of Acquisition               Value (2)
---------------------------------------------------------------------------
Oaktree Village                           9-19-97                 6,000,000 (1)

Mortgage Loan Investment:
  Park View Village                                               5,200,650 (3)
                                                                 ----------
                                                                 11,200,650
Cash and cash equivalents                                         1,029,577
Interest receivable, net of valuation allowance                     449,350 (3)
Other assets                                                         53,504
                                                                 ----------
                                                                 12,733,081
Less:
  Total liabilities net of deferred income
  on loan and modification fees of $896                            (475,873)
                                                                 ----------
Partnership Net Asset Value (2)                                  12,257,208
                                                                 ----------
Net Asset Value Allocated:
  Limited Partners                                               12,246,642
  General Partners                                                   10,566
                                                                 ----------
                                                                 12,257,208

Net Asset Value Per Unit                                         ----------
  (96,490 units outstanding)                                        $126.92
---------------------------------------------------------------------------

(1) This represents the November 30, 1997 Appraised Value which was determined by an independent property appraisal firm.

(2) The Partnership Net Asset Value assumes a hypothetical sale or refinancing of the property underlying the Partnership's first mortgage loan investment, and the subsequent repayment of these loans by the respective borrowers, and a hypothetical sale of the Oaktree Apartments based upon its value as a rental property as determined by an independent property appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after liquidation of the Partnership's liabilities, to the Partners.

(3) The mortgage loan investment of Park View Village and interest receivable, net of valuation allowance, is carried at the Discount Payoff Amount of $5,650,000, which is less than the appraised value of the underlying property at November 30 ,1997.

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







Schedule III - Real Estate and Accumulated Depreciation
November 30, 1997

Residential Property:                                         Oaktree Village
Property Owned:                                                    Apartments
-----------------------------------------------------------------------------
Location                                                     Jacksonville, FL
Construction date                                                    09-28-84
Acquisition date                                                     09-19-97
Life on which depreciation
in latest income statements
is computed                                                          25 years
Encumbrances                                                                _
Initial cost to Partnership:
     Land                                                          $1,200,000
     Buildings and
     Improvements                                                  $4,800,000
Costs capitalized
subsequent to acquisition:
     Land, buildings
     and improvements                                              $        _

Gross amount at which
carried at close of period:
     Land                                                          $1,200,000
     Buildings and
     Improvements                                                   4,800,000
                                                                   ----------
                                                                    6,000,000

Accumulated depreciation                                           $  (27,943)
-----------------------------------------------------------------------------

(1) Represents aggregate cost for both financial reporting and Federal income tax purposes.
(2) The amount of accumulated depreciation for Federal income tax purposes is $36,364.

A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1997, 1996, and 1995 follows:

                                              1997         1996         1995
----------------------------------------------------------------------------
Investments in Real Estate:
Beginning of period                    $10,509,852  $10,450,002  $10,450,002
Additions                                6,000,000       59,850            _
Disposals                              (10,509,852)           _            _
----------------------------------------------------------------------------
End of period                           $6,000,000  $10,509,852  $10,450,002
----------------------------------------------------------------------------

Accumulated depreciation:
Beginning of period                     $2,261,584   $1,906,839   $1,536,168
Additions                                   70,139      354,745      370,671
Dispositions                            (2,303,780)           _            _
----------------------------------------------------------------------------
End of period                              $27,943   $2,261,584   $1,906,839
----------------------------------------------------------------------------






                          Independent Auditors' Report






The General Partner
ConAm Realty Pension Investors:


Under date of February 20, 1998, we reported on the balance sheet of ConAm Realty Pension Investors (a New York limited partnership) (formerly Hutton/ConAm Realty Pension Investors) as of November 30, 1997, and the related statements of operations, partnersO capital, and cash flows for the year then ended, as contained in the 1997 annual report to
Unitholders.   These  financial  statements  and  our   report thereon  are
incorporated by reference in the 1997 annual report on Form 10-K. In connection with our audit of the aforementioned financial statements, we
also have audited  the related   financial   statement  schedule.    This
financial statement  schedule is the responsibility of the Partnership's
management.   Our responsibility is to express an  opinion  on this financial statement schedule based on our audit.

In   our  opinion,  the  financial  statement  schedule,  when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                           KPMG Peat Marwick LLP


San Diego, California
February 20, 1998







                    Report of Former Independent Accountants




Our report on the financial statements of ConAm Realty Pension Investors (formerly Hutton/ConAm Realty Pension Investors), a New York Limited Partnership, has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Pension Investors for the year ended November 30, 1996. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


COOPERS & LYBRAND L.L.P.


Hartford, Connecticut
February 14, 1997