Form 10-K, Exhibit 13
period 1998-11-30
CONAM REALTY PENSION INVESTORS
filed 1999-03-01
CIK 706120

                                   EXHIBIT 13

                       CONAM REALTY PENSION INVESTORS L.P.

                               1998 ANNUAL REPORT

--------------------------------------------------------------------------------
                         CONAM REALTY PENSION INVESTORS L.P.
--------------------------------------------------------------------------------



         ConAm Realty Pension Investors L.P. is a New York limited partnership formed in 1984 to finance investments for certain types of residential real estate by making equity participating loans and equity convertible loans. As a result of borrower defaults under such loans, the Partnership became the direct owner of certain properties which secured the loans. At November 30, 1998, the Partnership's portfolio consisted of one apartment property, Oaktree Village, located in Jacksonville, Florida. On January 29, 1999, with the consent of the Unitholders, Oaktree Village was sold for a price of $5,800,000 (before closing costs) and substantially all of the cash, less an amount for contingencies, was distributed to the Unitholders.

                                       CONTENTS
                            1      Message to Investors
                            2      Performance Summary
                            3      Financial Highlights
                            4      Financial Statements
                           13      Independent Auditors' Report
                           14      Report of Former Independent Accountants
                           15      Net Asset Valuation

---------------------------------------------------------------------------------------------
    ADMINISTRATIVE INQUIRIES                     PERFORMANCE INQUIRIES/FORM 10-Ks
    ADDRESS CHANGES/TRANSFERS                    Brock Tibbitts and Snell
    MAVRICC Management Systems, Inc.             625 Broadway, Suite 911
    1845 Maxwell, Suite 101                      San Diego, California 92101
    Troy, MI  48084-4510                         619-232-0365
    Attn:  Financial Communications
    248-637-7897
---------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              MESSAGE TO INVESTORS
--------------------------------------------------------------------------------

     Presented for your review is the 1998 Annual Report for ConAm Realty Pension Investors L.P. (the "Partnership"). In this report we have included a performance summary which addresses operations and the financial highlights for the year.

     We are pleased to announce that the proposed sale of the Partnership's remaining property, Oaktree Village, to DOC Investors, L.L.C., a Delaware limited liability company, was approved by the Limited Partners on January 15, 1999 and that the sale was completed on January 29, 1999. Within 30 days of the close of the sale of Oaktree Village, distributions of $66.58 per Unit, representing the majority of the net proceeds from the sale and other cash from operations, were distributed to Unitholders.

     CASH DISTRIBUTIONS
     The Partnership paid cash distributions totaling $58.52 per Unit for the year ended November 30, 1998. Since inception, the Partnership has paid distributions totaling $785.26 per original $500 Unit. These distributions include the proceeds from the sale of Oaktree Village in January 1999 of $61.20 per Unit, and cash from operations of $5.38 per Unit, both of which were distributed on February 26, 1999.


     OPERATIONS OVERVIEW
     Operations for the Partnership during fiscal 1998 consisted of the operation of Oaktree Village and maintenance of the mortgage loan secured by Park View.

     After taking title to Oaktree Village in September 1997, average occupancy at the property increased from 93% in fiscal 1997 to 94% in fiscal 1998. While vacancy rates remained low, rent concessions of up to one and one-half months free rent and reduced non-refundable security deposits were offered at Oaktree Village in response to competition caused by the construction of rental units in the area.

     With respect to the mortgage loan secured by Park View, in March 1998, the borrower (Southridge Partners) exercised its discounted payoff option by paying the Partnership, an aggregate of $5,673,011. This payment included all principal ($5,200,650) and interest ($472,361) due in accordance with the loan modification agreement entered into in September 1997.

     SUMMARY
     The sale of the Property on January 29, 1999 represents the first step toward the liquidation of the Partnership that is expected to be completed in August 1999. A final distribution of remaining Partnership cash, if any, will be made shortly thereafter.


     Very truly yours,

     /s/ Daniel J. Epstein
     Daniel J. Epstein,  President
     Continental American Development, Inc.
     General Partner of ConAm Property Services III, Ltd.

     February 28, 1999

-------------------------------------------------------------------------------
                               PERFORMANCE SUMMARY
-------------------------------------------------------------------------------



     OAKTREE VILLAGE
     The Partnership obtained title to Oaktree Village in September, 1997, through a deed in lieu of foreclosure following the borrower's default under the loan. After acquiring Oaktree Village, the Partnership completed several interior and exterior repairs, including carpet replacement and roof repairs, to increase the property's marketability and to allow it to remain competitive in the market. Oaktree Village reported an average occupancy level of 93% in fiscal 1997, which was increased to 94% in fiscal 1998.

     As we previously reported, in 1997 and 1998, the Jacksonville market experienced a significant increase in new construction and the issuance of new construction permits, partially due to its 1996 ranking as one of the fastest growing labor markets in the country. This new construction has softened the market by outpacing population and job growth and will continue to affect the region for the next several months as new units become available. While vacancy rates remained low in 1998, rental concessions are being used to attract and retain tenants in anticipation of the new competition.

CONAM REALTY PENSION INVESTORS L.P.

-------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------

     SELECTED FINANCIAL DATA
     For the periods ended November 30,                     1998         1997          1996          1995          1994
     -------------------------------------------------------------------------------------------------------------------
     DOLLARS IN THOUSANDS, EXCEPT FOR PER UNIT DATA

     Total Income                                     $    1,291  $     2,467   $     4,052    $    3,375     $    3,230
     Income from Operations                                  211          852         1,698         1,189            452
     Net Income                                              211        7,222         1,698         1,189            452
     Net Cash Provided by
          Operating Activities                                93          544         1,929         1,880          1,733
     Total Assets at Year End                              6,913       12,705        21,466        21,818         22,651
     Income from Operations per
          Limited partnership unit*                        2.17          8.36         16.58         11.55          4.30
     Net Income per
          Limited Partnership unit*                        2.17         73.72         16.58         11.55          4.30
     Distributions per
          Limited Partnership unit*                       58.52        159.48         20.00         20.00         18.00
     -------------------------------------------------------------------------------------------------------------------
     * 96,490 UNITS OUTSTANDING

     CASH DISTRIBUTIONS
     PER LIMITED PARTNERSHIP UNIT
                                                                                       1998                         1997
     -------------------------------------------------------------------------------------------------------------------
     First Quarter                                                              $        --                   $     2.50
     Second Quarter                                                                      --                         2.50
     Third Quarter                                                                       --                         2.50
     Fourth Quarter                                                                      --                         2.50
     Special Distribution*                                                            58.52                       149.48
                                                                           ----------------                -------------
     TOTAL                                                                      $     58.52                   $   159.48
     -------------------------------------------------------------------------------------------------------------------

     * On March 27, 1998 the Partnership paid a special cash distribution in the amount of $58.52 per Unit from the net proceeds of the discounted payoff of the Park View mortgage loan. On October 31, 1997 the Partnership paid a special cash distribution in the amount of $149.48 per Unit, from the net proceeds of the sales of Chaparosa and Bryn Athyn.

     No quarterly distributions of cash from operations were made for the fiscal year ended November 30, 1998 because the General Partner decided to suspend distributions due to the reduced cash flow caused by the sales of Bryn Athyn and Chaparosa and the collection of the Park View loan. In addition, cash from operations of Oaktree Village was used to make capital improvements and increase cash reserves. Furthermore, the General Partner continued to suspend distributions pending the outcome of the solicitation of the consent of the Unitholders to the sale of Oaktree Village.

CONAM REALTY PENSION INVESTORS L.P.

     -------------------------------------------------------------------------------------------------------------------
     BALANCE SHEETS                                                           AT NOVEMBER 30,            AT NOVEMBER 30,
                                                                                         1998                       1997
     -------------------------------------------------------------------------------------------------------------------
     ASSETS
     Investment in real estate:
        Property:
          Land                                                                  $   1,200,000              $   1,200,000
          Building and improvements                                                 4,841,693                  4,800,000
                                                                                 ---------------------------------------
                                                                                    6,041,693                  6,000,000
          Less accumulated depreciation                                              (220,567)                   (27,943)
                                                                                 ---------------------------------------
                                                                                    5,821,126                  5,972,057
        Mortgage loan investment                                                           --                  5,200,650
                                                                                 ---------------------------------------
                                                                                    5,821,126                 11,172,707
     Cash and cash equivalents                                                        773,672                  1,029,577
     Interest receivable - deferred, net of valuation allowance
        of $1,399,890 in 1997                                                              --                    449,350
     Other assets                                                                     318,255                     53,504
     -------------------------------------------------------------------------------------------------------------------
          TOTAL ASSETS                                                          $   6,913,053              $  12,705,138
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

     LIABILITIES AND PARTNERS' CAPITAL
     -------------------------------------------------------------------------------------------------------------------
     Liabilities:
        Distribution payable                                                    $          --              $     253,921
        Accounts payable and accrued expenses                                         145,501                    183,988
        Due to general partner and affiliates                                           4,539                      4,339
        Deferred income - loan modification fees                                           --                        897
        Security deposits                                                              26,986                     33,625
                                                                                 ---------------------------------------
          Total Liabilities                                                           177,026                    476,770
                                                                                 ---------------------------------------
     Partners' Capital:
        General Partner                                                               132,203                    186,621
        Limited Partners (96,490 Units outstanding)                                 6,603,824                 12,041,747
                                                                                 ---------------------------------------
          Total Partners' Capital                                                   6,736,027                 12,228,368
     -------------------------------------------------------------------------------------------------------------------
          TOTAL LIABILITIES AND PARTNERS' CAPITAL                               $   6,913,053              $  12,705,138
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------





SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

CONAM REALTY PENSION INVESTORS L.P.

     -------------------------------------------------------------------------------------------------------------------
     STATEMENTS OF OPERATIONS
     FOR THE YEARS ENDED NOVEMBER 30,                                        1998             1997              1996
     -------------------------------------------------------------------------------------------------------------------
     INCOME
     Rental                                                            $    1,108,901      $ 2,244,670     $   2,573,226
     Mortgage interest                                                        133,525               --           822,452
     Recovery of valuation allowance                                               --               --           550,000
     Interest and other income                                                 34,393          203,285            85,423
     Loan modification fees                                                    13,898           18,897            20,524
                                                                        ------------------------------------------------
          Total Income                                                      1,290,717        2,466,852         4,051,625
     -------------------------------------------------------------------------------------------------------------------
     EXPENSES
     Property operating                                                       701,692        1,329,354         1,388,362
     Provision for losses                                                          --               --           450,000
     Depreciation                                                             192,624           70,139           354,745
     General and administrative                                               185,250          215,461           160,625
                                                                        ------------------------------------------------
          Total Expenses                                                    1,079,566        1,614,954         2,353,732
     -------------------------------------------------------------------------------------------------------------------
     Income from operations                                                   211,151          851,898         1,697,893
     Gain on sale of property                                                      --        6,370,490                --
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------
          NET INCOME                                                   $      211,151    $   7,222,388     $   1,697,893
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------
     NET INCOME ALLOCATED:
          To the General Partner                                       $        2,112    $     109,105     $      98,234
          To the Limited Partners                                             209,039        7,113,283         1,599,659
     -------------------------------------------------------------------------------------------------------------------
          NET INCOME                                                   $      211,151    $   7,222,388     $   1,697,893
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------
     PER LIMITED PARTNERSHIP UNIT
     (96,490 UNITS OUTSTANDING):
          Income from operations                                       $         2.17    $        8.36    $        16.58
          Gain on sale of property                                                 --            65.36                --
     -------------------------------------------------------------------------------------------------------------------
          NET INCOME                                                   $         2.17    $       73.72    $        16.58
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------



     -------------------------------------------------------------------------------------------------------------------
     STATEMENTS OF PARTNERS' CAPITAL
     FOR THE YEARS ENDED NOVEMBER 30, 1998, 1997 AND 1996
     -------------------------------------------------------------------------------------------------------------------
                                                                         GENERAL             LIMITED
                                                                        PARTNERS            PARTNERS               TOTAL
     -------------------------------------------------------------------------------------------------------------------
     BALANCE AT NOVEMBER 30, 1995                                    $   277,831       $  20,646,463       $  20,924,294
     Net Income                                                           98,234           1,599,659           1,697,893
     Distributions ($20.00 per Unit)                                    (101,568)         (1,929,800)         (2,031,368)
     -------------------------------------------------------------------------------------------------------------------
     BALANCE AT NOVEMBER 30, 1996                                    $   274,497       $  20,316,322       $  20,590,819
     Net Income                                                          109,105           7,113,283           7,222,388
     Distributions ($159.48 per Unit)                                   (196,981)        (15,387,858)        (15,584,839)
     -------------------------------------------------------------------------------------------------------------------
     BALANCE AT NOVEMBER 30, 1997                                    $   186,621       $  12,041,747       $  12,228,368
     Net Income                                                            2,112             209,039             211,151
     Distributions ($58.52 per Unit)                                     (56,530)         (5,646,962)         (5,703,492)
     -------------------------------------------------------------------------------------------------------------------
     BALANCE AT NOVEMBER 30, 1998                                    $   132,203       $   6,603,824       $   6,736,027
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------


     SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

CONAM REALTY PENSION INVESTORS L.P.

     STATEMENTS OF CASH FLOWS
     FOR THE YEARS ENDED NOVEMBER 30,                                         1998             1997              1996
     -------------------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income                                                        $      211,151    $   7,222,388     $   1,697,893
     Adjustments to reconcile net income to net cash
     provided by operating activities:
        Provision for losses                                                       --               --           450,000
        Recovery of valuation allowance                                            --               --          (550,000)
        Depreciation                                                          192,624           70,139           354,745
        Gain on sale of property                                                   --       (6,370,490)               --
        Increase (decrease) in cash arising from changes in
        operating assets and liabilities:
          Other assets                                                       (264,751)          (3,677)           (4,467)
          Accounts payable and accrued expenses                               (38,487)        (310,007)           (5,552)
          Due to general partners and affiliates                                  200           (6,755)              651
          Deferred income - loan modification fees                               (897)         (18,897)          (20,524)
          Security deposits                                                    (6,639)         (38,995)            6,568
                                                                        ------------------------------------------------
     Net cash provided by operating activities                                 93,201          543,706         1,929,314
     -------------------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM INVESTING ACTIVITIES:
     Net proceeds from sale of property                                            --       14,576,562                --
     Additions to building and improvements                                   (41,693)         (69,990)          (59,850)
     Collection of mortgage loan and related interest receivable            5,650,000               --                --
                                                                        ------------------------------------------------
     Net cash provided by (used for) investing activities                   5,608,307       14,506,572           (59,850)
     -------------------------------------------------------------------------------------------------------------------
     CASH FLOWS FROM FINANCING ACTIVITIES:
     Distributions                                                         (5,957,413)     (15,838,760)       (2,031,368)
     --------------------------------------------------------------------------------------------------------------------
     Net decrease in cash and cash equivalents                               (255,905)        (788,482)         (161,904)
     Cash and cash equivalents, beginning of period                         1,029,577        1,818,059         1,979,963
     -------------------------------------------------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS, END OF PERIOD                          $      773,672    $   1,029,577     $   1,818,059
     -------------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------------

     SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
     On September 19, 1997, the Partnership obtained legal title to Oaktree
     Village through a deed in lieu of foreclosure. The Oaktree Village real estate investment has been recorded at its fair value ($6,000,000) which includes the net carrying amount ($5,700,000) of its mortgage loan investment and interest receivable-deferred, net of valuation allowance
     ($745,286), assumed accounts payable and accrued expenses ($230,010) and settlement costs associated with the acquisition of $69,990.
     -----------------------------------------------------------------------------------------------------------




     SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

     CONAM REALTY PENSION INVESTORS L.P.


     NOTES TO THE FINANCIAL STATEMENTS
     NOVEMBER 30, 1998, 1997 AND 1996

     1. ORGANIZATION
     ConAm Realty Pension Investors L.P. (the "Partnership") was organized as a limited partnership under the laws of the State of New York pursuant to a Certificate and Agreement of Limited Partnership (as subsequently amended, the "Partnership Agreement") dated January 23, 1984, as amended on January 26, 1984. The Partnership was formed for the purpose of financing investments in certain types of residential real estate by making equity participating loans and equity convertible loans. The general partners of the Partnership were RPI Real Estate Services Inc. ("RPI"), an affiliate of Lehman Brothers Inc. (see below), and ConAm Property Services III, Ltd. ("CPS III"), an affiliate of Continental American Properties, Ltd (the "General Partners"). On October 8, 1997, CPS III acquired RPI's co-general partner interest in the Partnership, effective July 1, 1997, pursuant to a Purchase Agreement between CPS III and RPI dated August 29, 1997. As a result, CPS III now serves as the sole general partner of the Partnership. In conjunction with this transaction, the name of the Partnership was changed from Hutton/ConAm Realty Pension Investors to ConAm Realty Pension Investors. On January 15, 1999, a majority in interest of Unitholders agreed to sell the Partnership's remaining property and liquidate the Partnership. The Partnership sold its property on January 29,1999 (see Note
     10) and expects to liquidate during fiscal year 1999.

     2. SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

     MORTGAGE LOAN INVESTMENTS AND INTEREST RECEIVABLE For the years prior to and including fiscal 1998, the Partnership reviewed, on a periodic basis, the loans in its portfolio. An allowance for losses was established when the carrying value of a loan, including deferred interest, exceeded its fair value (see Note 5). The fair value of the Partnership's loans were determined by independent appraisals which were performed annually and include a discounting of estimated future cash flows.

     ACCOUNTING FOR MORTGAGE LOAN RECEIVABLE A loan is considered impaired and a provision for credit losses is recorded if it is probable that all amounts of principal and interest due will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that collateral dependent loans are measured for impairment based on the observable market value or fair value of the collateral less estimated selling costs.

     IMPAIRMENT OF LONG-LIVED ASSETS The Partnership assesses its real estate investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the real estate may not be recoverable. Recoverability of real estate to be held and used is measured by a comparison of the carrying amount of the real estate to future net cash flows (undiscounted and without interest) expected to be generated by the real estate. If the real estate is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the real estate exceeds the fair value of the real estate.

     At November 30, 1998, Oaktree Village was an asset to be held and used as the Partnership did not have the ability to sell the property without the approval of a majority of the Unitholders.

     INVESTMENTS IN REAL ESTATE Investments in real estate consist of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, and troubled loans. Such properties are recorded at fair market value at the date of foreclosure. As of November 30, 1998, real estate investments consisted of Oaktree Village, located in Jacksonville, Florida.

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

     LOAN MODIFICATION FEES Loan modification fees are deferred and recognized over the applicable extended loan periods, pursuant to the terms of the loan modification. These fees have been fully amortized (see Note 4).

     INTEREST INCOME The Partnership recognized interest income based upon terms of the respective mortgages. The Park View Village Mortgage Loan was restructured in 1997 (see Note 4) to allow deferral of debt services payments until certain events have transpired. Mortgage interest income was accrued and paid in 1998. No interest income was accrued in fiscal year 1997 (see Note 5).

     INCOME TAXES No provision for income taxes has been made in the financial statements as the liability for such taxes is that of the partners rather than the Partnership.

     CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of highly liquid short-term investments with original maturities of three months or less.

     CONCENTRATION OF CREDIT RISK Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash and cash equivalents in excess of the financial institutions' federally insured limits. The Partnership invests its available cash and cash equivalents with high credit quality federally insured financial institutions or treasury based money market funds.

     USE OF ESTIMATES Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

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

     For the years ended November 30, 1998 and 1997, net income before depreciation did not exceed the amount of net distributable cash. For the year ended November 30, 1996, net income before depreciation exceeded the amount of net distributable cash by $21,270.

     All residual proceeds are to be distributed 99% to the limited partners and 1% to the General Partners until each limited partner has received an amount equal to their adjusted capital value and a 12% cumulative annual return on his adjusted capital value. The balance, if any, is to be distributed 85% to the limited partners and 15% to the General Partners. Distributions of residual proceeds were $56,530 in fiscal 1998 and $14,619,697 in fiscal 1997.

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

     4. MORTGAGE LOAN INVESTMENTS AND INVESTMENTS IN REAL ESTATE
     Three loans which totaled $15,525,900 were funded to an affiliate, Southridge Partners I ("Southridge"), a New York limited partnership. RPI, a general partner in the Partnership, and GP Real Estate Services II Inc., a general partner in Southridge, are both wholly-owned subsidiaries of Lehman Brothers. CPS III is an affiliate of ConAm Real Property Services Corporation, a general partner of Southridge.

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

     In July 1989, the Partnership obtained ownership of the Bryn Athyn Apartments through a foreclosure sale. As a result, Bryn Athyn was recorded as a real estate investment rather than a mortgage loan investment on the Partnership's balance sheet.

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

     On January 22, 1997, the Partnership delivered notice of default to Southridge with respect to the Partnership's Loans on Park View Village and Oaktree Village, respectively. The Partnership indicated, among other things, that the Loans were in default due to, without limitation, the failure of Southridge to make the payment of minimum interest due on January 1, 1997 and its failure to make the required minimum monthly deferred interest payments during 1996 and the required contingent interest payments for the first three quarters of 1996 (collectively the "Current Amounts Due") as required by each of the loan documents. The Partnership had demanded payment of the Current Amounts Due from Southridge with respect to each of the Loans, however, the Partnership did not accelerate payment of the outstanding balance of the Loans.

     On February 21, 1997, the General Partners executed a Letter of Intent ("LOI") with Southridge, whereby, Southridge's default status on the Loans would be resolved. The LOI required the borrower to deed over Oaktree Village to the Partnership and to modify the terms of the Park View Village note. On September 19, 1997, definitive agreements were signed consistent with the terms of the LOI. As a result, Oaktree Village was deeded to the Partnership. Oaktree's appraised value as of November 30, 1996, as determined by an independent appraisal, was $5.7 million. In addition, accounts payable and accrued expenses of $230,010 were assumed and settlement costs associated with the foreclosure of $69,990 were paid. As of November 30, 1997, the property was appraised for $6,000,000.

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

     The Park View Village note was modified to provide for an extension of the maturity date to June 30, 1999, the deferral of debt service payments for the lesser of twelve months commencing January 1, 1997, or until a capital improvement reserve account was fully funded with an agreed upon amount, and the inclusion of a discounted payoff option for the borrower during the extension periods. The payoff option enabled the borrower to pay off the $5.2 million outstanding principal balance of the Park View Village note and any accrued interest, which totaled approximately $2.3 million at November 30, 1997, for $5.65 million. On March 19, 1998 Southridge Partners I, exercised its discounted payoff option by paying the Partnership an aggregate of $5,673,011. This payment included all principal ($5,200,650) and interest ($472,361) due in accordance with the loan modification agreement entered into in September 1997. See note 5 for further discussion.

     Summarized financial information pertaining to the borrower of the Partnership's Mortgage Loan Investment in Park View Village for the calendar years ended December 31, 1997 and 1996, and the Oaktree Village loan in 1996, is as follows:

                                                                                1997                             1996
     -------------------------------------------------------------------------------------------------------------------
     Operating property, net of
     accumulated depreciation                                              $  4,800,000                     $  8,400,000
     Total assets                                                             5,100,000                       10,100,000
     Total liabilities                                                        9,100,000                       15,800,000
     Rental Income                                                            1,300,000                        2,200,000
     Net income (loss) from operations                                          300,000                         (560,000)
     -------------------------------------------------------------------------------------------------------------------

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

     During fiscal 1997, interest income on the mortgage loan investments of $727,353 was not accrued. During 1998 interest income of $133,525 was accrued and paid on the mortgage loan investment at payoff of the loan in accordance with the discounted payoff option.

     The following summarizes the activity in the valuation allowance for the fiscal years ending November 30, 1998, 1997 and 1996:

                                                                             1998             1997              1996
     -------------------------------------------------------------------------------------------------------------------
     Balance - beginning of period                                      $   1,399,890     $  2,145,176      $  2,245,176
     Provision for interest income                                                 --               --           450,000
     Recovery of valuation allowance                                               --               --          (550,000)
     Charge-off related to Oaktree
        Village foreclosure                                                        --         (745,286)               --
     Payoff                                                                (1,399,890)              --                --
     -------------------------------------------------------------------------------------------------------------------
     Balance - end of period                                            $          --     $  1,399,890      $  2,145,176
     -------------------------------------------------------------------------------------------------------------------

     6.  FAIR VALUE OF FINANCIAL INSTRUMENTS
     Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments, " requires that the fair values be disclosed for the Partnership's financial instruments. The carrying amount of cash and cash equivalents, interest receivable, distributions payable, accounts payable and accrued expenses, due to general partners and affiliates and security deposits are reasonable estimates of their fair values due to the short-term nature of those instruments.

     7. TRANSACTIONS WITH RELATED PARTIES
     The following is a summary of fees earned and reimbursable expenses to the General Partners and affiliates for the years ended November 30, 1998, 1997 and 1996, and the unpaid portion at November 30, 1998:

                                                        EARNED AND
                                                         UNPAID AT                           EARNED
                                                        NOVEMBER 30,         ----------------------------------------
                                                            1998              1998             1997              1996
     -------------------------------------------------------------------------------------------------------------------
     RPI Real Estate Inc. and affiliates:
        Out-of-pocket expenses                          $        --       $        --      $     2,067       $     3,520
     ConAm and affiliates:
        Property operating salaries                              --            92,177          221,468           240,930
        Property management fees                              4,539            55,711          115,451           128,970
                                                        ----------------------------------------------------------------
              TOTAL                                     $     4,539       $   147,889      $   338,986       $   373,420
     -------------------------------------------------------------------------------------------------------------------

     Total mortgage interest income consisted of $133,525 in 1998 and $822,452 in 1996, earned from mortgages to Southridge. No mortgage interest income was accrued in 1997. See further discussion in Note 5.

     8. RECONCILIATION OF FINANCIAL STATEMENT AND TAX INFORMATION
     The following is a reconciliation of the net income for financial statement purposes to net income for federal income tax purposes for the years ended November 30, 1998, 1997 and 1996:

                                                                          1998                 1997               1996
     -------------------------------------------------------------------------------------------------------------------
     Net income per financial statements                            $    211,151         $  7,222,388       $  1,697,893
     Depreciation deducted for tax purposes
         (in excess of) less than depreciation
         expense per financial statements                                 17,413             (214,088)             4,040
     Gain on sale of Bryn Athyn and Chaparosa
         Apartments per financial statements in
         excess of gain for tax purposes                                    --               (218,940)              --
     Loss on foreclosure on Oaktree Village
         Apartments for tax purposes in excess
         of loss per financial statements                                   --               (149,472)              --
     Loss for tax purposes from Parkview Village note
         in excess of loss per financial statement                    (1,399,890)                --             (100,000)
     Loan modification fees, recognized
         when received for tax purposes                                     (897)              (8,897)           (20,524)
                                                                    -----------------------------------------------------
     TAXABLE NET INCOME (LOSS) (UNAUDITED)                           $(1,172,223)        $  6,630,991       $  1,581,409
     -------------------------------------------------------------------------------------------------------------------

     The following is a reconciliation of partners' capital for financial statement purposes to partners' capital for federal income tax purposes as of November 30, 1998, 1997 and 1996:

                                                                         1998                 1997               1996
     -------------------------------------------------------------------------------------------------------------------
     Partners' capital per financial statements                     $  6,736,027         $ 12,228,368      $  20,590,819
     Adjustment for cumulative difference
          between tax basis net income and net
          income per financial statements                              5,178,338            6,561,710          7,163,107
                                                                   -----------------------------------------------------
     PARTNERS' CAPITAL PER TAX RETURN (UNAUDITED)                  $  11,914,365        $  18,790,078      $  27,753,926
     -------------------------------------------------------------------------------------------------------------------

     At November 30, 1998, the tax basis of the Partnership's assets was $12,091,391, and the tax basis of the Partnership's liabilities was $177,026.


     9. DISTRIBUTIONS PAID
     Distributions, per the statements of partners' capital, are recorded on the accrual basis, which recognizes specific record dates for payments within each fiscal year. The statements of cash flows recognizes actual cash distributions paid during the fiscal year. The following table discloses the annual differences as presented in the financial statements:

                               DISTRIBUTIONS                                                               DISTRIBUTIONS
                                     PAYABLE            DISTRIBUTIONS            DISTRIBUTIONS                   PAYABLE
                           BEGINNING OF YEAR                 DECLARED                     PAID               NOVEMBER 30
     -------------------------------------------------------------------------------------------------------------------
     1998                           $253,921             $  5,703,492             $  5,957,413             $       --
     1997                            507,842               15,584,839               15,838,760                   253,921
     1996                            507,842                2,031,368                2,031,368                   507,842
     -------------------------------------------------------------------------------------------------------------------

     10.  SALE OF PROPERTY
     On January 29, 1999, the Partnership consummated the sale of Oaktree Village to DOC Investors, L.L.C., a Delaware limited liability company, for a sales price of $5,800,000 (before selling costs and prorations). As required by the Partnership's Partnership Agreement, the General Partner solicited the consent of a majority in interest of the Unitholders to the sale pursuant to a Consent Solicitation Statement dated December 16, 1998. The requisite consent was obtained on January 15, 1999. The Partnership received approximately $5,759,000 of cash proceeds from the sale, net of closing costs of approximately $41,000.

     On February 26, 1999, the Partnership distributed $6,424,304 ($66.58 per
     Unit) to the Unitholders and $27,303 to the General Partner, out of cash proceeds from the sale and Net Cash From Operations, as defined.

-------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
-------------------------------------------------------------------------------





     The General Partner
     ConAm Realty Pension Investors L.P.:


     We have audited the accompanying balance sheets of ConAm Realty Pension Investors L.P. (a New York limited partnership) as of November 30, 1998 and 1997, and the related statements of operations, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     As further discussed in Note 10 to the financial statements, the Partnership sold substantially all of its assets on January 29, 1999.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Pension Investors L.P. as of November 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                   KPMG LLP


     San Diego, California

     January 29, 1999, except for the second paragraph of Note 10 to the financial statements, as to which the date is February 26, 1999

--------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


     To the Partners of
     ConAm Realty Pension Investors L.P.:

     We have audited the balance sheet of ConAm Realty Pension Investors L.P. (formerly Hutton/ConAm Realty Pension Investors), a New York Limited Partnership as of November 30, 1996 and the related statements of operations, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ConAm Realty Pension Investors L.P., a New York Limited Partnership, as of November 30, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

     The Partnership adopted the provisions of Statements of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", in 1996.

     COOPERS & LYBRAND L.L.P.



     Hartford, Connecticut
     February 21, 1997

-------------------------------------------------------------------------------
                               NET ASSET VALUATION
-------------------------------------------------------------------------------

   DETERMINATION OF NET ASSET VALUE PER UNIT AT NOVEMBER 30, 1998 (UNAUDITED)


                                                   DATE OF        PROPERTY                                 NET ASSET VALUE
     PROPERTY                                    ACQUISITION      VALUE (1)                                 DETERMINATION
     ------------------------------------------ --------------- --------------------------------------- --------------------
     Oaktree Village                               09-19-97           $ 5,800,000
     Aggregate Property Value at 11-30-98                                                                    $5,800,000
     Less estimated transaction costs in escrow                                                                 (41,000)
                                                                                                          ------------------
     Sales proceeds                                                                                           5,759,000
     Cash and cash equivalents                                                                                  773,672
     Other assets                                                                                               318,255
                                                                                                          ------------------
     Total assets                                                                                             6,850,927
                                                                                                          ------------------

     Less:
          Liabilities                                                                                           177,026
          Contingency amounts (2)                                                                               222,294
                                                                                                          ------------------
     Total liabilities                                                                                          399,320
                                                                                                          ------------------

     Partnership Net Asset Value (3)                                                                          6,451,607
                                                                                                          ------------------

     Net Asset Value Allocated:
          Limited Partners                                                                                    6,424,304
          General Partner                                                                                        27,303
                                                                                                          ------------------
                                                                                                              6,451,607
                                                                                                          ------------------
     NET ASSET VALUE PER UNIT
          (96,490) UNITS OUTSTANDING                                                                             $66.58
     ---------------------------------------------------------------------------------------------------- ------------------

     (1) Represents the fair market value of Oaktree Village as reflected in the purchase and sale agreement pursuant to which the property was sold on January 29, 1999. The purchase price contained in such agreement was negotiated and agreed to within approximately 30 days of November 30, 1998.
     (2) Includes a provision for estimated future costs related to the sale and liquidation and an amount the General Partner determined to set aside for contingencies, net of expected cash provided by operations through the date of sale.
     (3) The Partnership Net Asset Value assumes a sale at November 30, 1998 of all the Partnership's property at prices equal to the sales price set forth in the purchase and sale agreement described in Note (1), payment of all Partnership liabilities, and the distribution of the proceeds of such sale and other Partnership cash, to the Partners.

     Since the Partnership sold its real property asset in January 1999, is in dissolution, and is in the process of winding up and liquidating, the foregoing Partnership Net Asset Value is intended to approximate the liquidation value of the Partnership and the Net Asset Value Per Unit is intended to approximate the per Unit amount which will be distributed to the Limited Partners in connection with the Partnership's liquidation. The Net Asset Valuation does not take into account the illiquid nature of an investment in the Units or the fact that at November 30, 1998 a holder of Units would likely not have been able to sell their Units for the Net Asset Value Per Unit set forth above. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including but not limited to Net Asset Value Per Unit, in determining the fair market value of the investment in the Partnership for such purposes.

     SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION
     NOVEMBER 30, 1998

     RESIDENTIAL PROPERTY:                                                                               OAKTREE VILLAGE
     PROPERTY OWNED:                                                                                          APARTMENTS
     -------------------------------------------------------------------------------------------------------------------
     Location                                                                                           Jacksonville, FL
     Construction date                                                                                          09-28-84
     Acquisition date                                                                                           09-19-97
     Life on which depreciation in latest income statements
              is computed                                                                                       25 years
     Encumbrances                                                                                                      --
     Initial cost to Partnership:
          Land                                                                                            $    1,200,000
          Building and improvements                                                                       $    4,800,000
     Costs capitalized subsequent to acquisition of
          building and improvements                                                                       $       41,693
     Gross amount at which carried at close of period: (1)
          Land                                                                                            $    1,200,000
          Building and improvements                                                                            4,841,693
     -------------------------------------------------------------------------------------------------------------------
                                                                                                          $    6,041,693
     -------------------------------------------------------------------------------------------------------------------
     Accumulated depreciation (2)                                                                         $     (220,567)
     -------------------------------------------------------------------------------------------------------------------

     (1) Represents aggregate cost for both financial reporting and Federal income tax purposes.

     (2) The amount of accumulated depreciation for Federal income tax purposes is $211,575.

     A reconciliation of the carrying amount of real estate and accumulated depreciation for the years ended November 30, 1998, 1997, and 1996 follows:

                                                                        1998                1997                1996
     -------------------------------------------------------------------------------------------------------------------
     INVESTMENTS IN REAL ESTATE PROPERTY:
     Beginning of period                                            $  6,000,000     $    10,509,852       $  10,450,002
     Additions                                                            41,693           6,000,000              59,850
     Dispositions                                                             --         (10,509,852)                 --
     -------------------------------------------------------------------------------------------------------------------
     End of period                                                  $  6,041,693     $     6,000,000       $  10,509,852
     -------------------------------------------------------------------------------------------------------------------

     ACCUMULATED DEPRECIATION:
     Beginning of period                                            $     27,943     $     2,261,584       $   1,906,839
     Additions                                                           192,624              70,139             354,745
     Dispositions                                                             --          (2,303,780)                 --
     -------------------------------------------------------------------------------------------------------------------
     End of period                                                  $    220,567     $        27,943       $   2,261,584
     -------------------------------------------------------------------------------------------------------------------


See accompanying independent auditors' report.

--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


     The General Partner
     ConAm Realty Pension Investors L.P.:


     Under date of January 29, 1999, we reported on the balance sheets of ConAm Realty Pension Investors L.P. (a New York limited partnership) as of November 30, 1998 and 1997, and the related statements of operations, partners' capital, and cash flows for the years then ended, as contained in the 1998 annual report to Unitholders.

     These financial statements and our report thereon are incorporated by reference in the 1998 annual report on Form 10-K. In connection with our audits of the aforementioned financial statements, we also have audited the related financial statement schedule. This financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

     In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                         KPMG LLP


     San Diego, California
     January 29, 1999

--------------------------------------------------------------------------------
                    REPORT OF FORMER INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


     Our report on the financial statements of ConAm Realty Pension Investors (formerly Hutton/ConAm Realty Pension Investors), a New York Limited Partnership, has been incorporated by reference in this Form 10-K from the Annual Report to Unitholders of ConAm Realty Pension Investors for the year ended November 30, 1996. In connection with our audit of such financial statements, we have also audited the related financial statement schedule listed in the index of this Form 10-K.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


     PricewaterhouseCoopers LLP


     Hartford, Connecticut
     February 21, 1997